EXHIBIT 13.1

                            [REPAP LOGO]







                         ANNUAL REPORT 1998
                       REPAP ENTERPRISES INC.



[REPAP LOGO]
                     1998 Annual Report


Repap Enterprises Inc. ("Repap")

Repap is an integrated North American coated groundwood paper company with total assets of approximately $1.3 billion. Its manufacturing subsidiary, Repap New Brunswick Inc., is located in New Brunswick, Canada, and its marketing subsidiary, Repap Marketing Inc., is located in Stamford, Connecticut, with satellite sales offices in Chicago, Philadelphia and Montreal. Repap's executive offices are located in Stamford, Connecticut. Repap employs approximately 1,520 people with annual revenues of $684 million in 1998.

Repap's operations have an annual capacity of 492,000 tons of coated groundwood paper, 235,000 metric tons ("tonnes") of northern bleached softwood kraft pulp, 123,000 tonnes of groundwood pulp and 58 million board feet of lumber.

Repap's shares trade on the Toronto Stock Exchange and on the Montreal Exchange (symbol RPP).

Repap has approximately 9% of the North American coated groundwood paper market.

Table of Contents                                       Page
President's Message. . . . . . . . . . . . . . . . . .  1
Financial Highlights . . . . . . . . . . . . . . . . .  2
Overview of Operations . . . . . . . . . . . . . . . .  5
Financial Review . . . . . . . . . . . . . . . . . . .  6
Consolidated Financial Statements. . . . . . . . . . .  13
Summary of Selected Financial Data . . . . . . . . . .  30
Price Range and Trading Volume of Common Shares. . . .  31
Glossary . . . . . . . . . . . . . . . . . . . . . . .  32
Officers . . . . . . . . . . . . . . . . . . . . . . .  IBC




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Financial Highlights

MILLIONS OF CANADIAN DOLLARS,
EXCEPT PER SHARE DATA                          1998       1997
Statement of operations data (1)
Revenues from continuing operations           $683.6     $609.9
Net sales from continuing operations           611.7      520.4
Operating profit (loss)                        102.6       (4.0)
EBITDA (2)                                     177.1       83.3
EBITDA Margin (3)                               28.7%      15.1%
Interest expense                               111.5      117.9
Loss from continuing operations                (65.5)    (122.9)
Income from discontinued operations             17.0       73.8
Loss attributable to common shareholders       (51.4)     (63.5)
Average US$/Cdn$ exchange rate                1.4830     1.3848

Balance sheet data
Net fixed assets                              $980.0   $1,008.7
Total assets                                 1,328.9    1,397.9
Debt (4)                                     1,185.7    1,096.8
Shareholders' deficiency                      (110.8)     (17.3)
Year-end Cdn$/US$ exchange rate               1.5305     1.4291

Cash flow from continuing operations data (1)
Cash flow from operations (5)                  $56.5     $(34.8)
Additions to fixed assets                       20.8       16.2
Net additions to (reductions in) long-term      52.1     (229.4)
debt
Conversion/redemption of convertible           (75.0)    (157.1)(6)
debentures
Issue of share capital                           0.2      157.16

Per share data (1)
Earnings (loss) from
-  Continuing operations, basic                $(0.09)    $(0.36)
-  Discontinued operations                       0.02       0.19
Total, basic                                    (0.07)     (0.17)

Voting shares (thousands)
Common shares at year end                     743,461    742,461

1. See Note 1 to the Corporation's consolidated financial statements.
2. EBITDA is equal to operating profit (loss) plus depreciation and amortization plus effects of currency hedging.
3. EBITDA margin is equal to EBITDA as a percentage of net sales plus effects of currency hedging.
4. Includes long-term debt, revolving credit facilities and repayable grants.
5. Before net change in non-cash working capital.
6. On August 1, 1997 US$130 million convertible debentures, maturing on that date, were converted into common shares of the Corporation at a formula price of US$0.21 per share, being 95% of the weighted average price of the common shares traded on the Toronto Stock Exchange for the 20 days preceding conversion date. The total number of common shares issued on conversion was 619,023,800.




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[REPAP LOGO]

CHAIRMAN'S MESSAGE

To Our Shareholders:

On January 27, 1999, I was elected a Director and Chairman of the Board of Repap Enterprises Inc. Additionally, a number of new directors have joined and will be joining the Board. This election followed a series of changes in major shareholder ownership.

The Third Avenue Funds, as well as myself, representing the largest personal shareholding in the Company, made further significant investment in the Company's shares.

The substantial position taken by Third Avenue Funds, which is managed by Martin
J. Whitman, a distinguished and highly regarded investment manager with enormous business experience, indicates their confidence in the future potential of the Company. Mr. Whitman has assured us that he will be an active investor providing us with advice and counsel. We expect to benefit significantly from his insight and knowledge which should reflect in shareholder enhancement.

Repap has tremendous assets and market position in the coated groundwood paper industry. Repap's asset base is supported by strong, highly competent and experienced management. Under the leadership of Steve Larson, this Company has successfully "turned around" with competitive, substantive and material operating results as described in his President's Message.

This outstanding management team and our 1,520 proud and dedicated employees are the key to our success. Their continued high standard of performance and support I am confident of, as I focus my energies on developing strategies to increase shareholder value for the long term.

Change will be a major theme for the future, as we reposition our financial strengths. My commitment to the success of the Company is apparent, as we explore the challenges and focus on the opportunities to deliver superior value to our shareholders.

We will continue as specialists in coated papers to provide the highest quality products in the industry, to the finest customers in the world.

On behalf of management and your Board of Directors, we thank our many investors and employees for their continuing support and efforts.


F. Steven Berg
Chairman




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[REPAP LOGO]

PRESIDENT'S MESSAGE

Introduction
1998 was the first full year of operations by the new management team since assuming control in the third quarter of 1997. Substantial progress was made in the turnaround of Repap as evidenced by the following results:

Operational Performance

Paper Production Record
Coated paper production in 1998 reached a new record of 1,271 tons per day, up 80 tons per day or 7% from 1997. Both the A1 paper machine (up 52 tons per day or 10%) and the A2 paper machine (up 28 tons per day or 4%) increased their performance and the operating teams realized improvements in overall efficiency, including speed, machine uptime and shrink. [CHART]

Total Mill Production Record
As an integrated facility, pulp mill performance is a critical factor for cost and quality performance. Here again, in combination with paper, new total production records were set increasing total productivity by 4% from 818,000 tons to 848,000 tons. [CHART]

Inventory At All-Time Low
Even with the production increase in coated paper, paper inventories were well-managed at extremely low levels. At 14,400 tons against an average monthly sales volume of 38,300, monthly turns of 2.7 are very good. Against an industry in which producers almost doubled their inventory year over year, Repap reduced its inventories 20% from 18,000 tons at year end 1997 to 14,400 tons at year-end 1998. [CHART]

[REPAP LOGO]

Sales Volume Record
With a reduction in inventory and with record production, our sales force also delivered record results by increasing coated paper sales volumes 4% in a year when industry shipments by US producers declined by 4%. Great credit must be shared with the continued support of our customers, our distribution channels, our grade and basis weight mix, and our product quality. [CHART]

Cost Effectiveness

It is readily apparent that price improvement cannot be depended upon as the sole determinant of financial performance. Cost effectiveness must be diligently managed and here again, Repap performed well.

In an independent analysis by Jacobs-Sirrine consultants* analyzing the cost competitiveness of all North American producers of coated groundwood paper, they concluded that, "The lowest cost 34lb. #5 producer is Repap's Newcastle, NB mill
- The lowest cost 40lb. #5 producer is also Repap's Newcastle, NB mill - The lowest cost 50lb. #4 producer is again Repap's Newcastle, NB mill." [CHART]

Coated paper has an unusually steep cost curve. Maintaining Repap's low cost position is aggressively managed and is a critically important competitive advantage. The profit improvement program for 1998 was set at $13 million - this target was surpassed as we achieved $16.7 million in savings. In fact, $44.0 million in savings have been achieved since mid-1996, when these programs were first implemented. It is important to note that


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these savings represent permanent reductions in cost and do not include one-time savings. Our target for 1999 is $9.0 million, a challenging objective as these cost reductions are becoming more and more difficult to achieve since they are being delivered with no discretionary capital. [CHART]

[REPAP LOGO]

Margin Excellence

EBITDA margins are the ultimate translation of the productivity, grade, market and cost positions previously described. Here again, with an EBITDA margin of 28.7% in 1998, Repap excelled relative to its competitors. [CHART]

Balance Sheet Initiatives

In spite of the extreme market volatility seen in 1998, numerous financial structural initiatives were achieved:

The sale of the Atholville magnefite pulp mill reduced debt and other obligations by approximately $50 million.

The $75 million convertible debentures due June 1998 were repaid in full.

US$45 million convertible debentures were purchased by Enron Capital and Trade Resources, thereby avoiding any immediate shareholder dilution.

The successful completion of approximately US$320 million of financing activities resulted in the elimination of mandatory principal repayments of US$37 million in 1998 and 1999, the extension of maturities on certain debt instruments, and lower interest rates.

Outlook

1998 market conditions that improved in the first half and declined in the second half offered no opportunity to reduce debt and the associated financial risk of Repap's excessive leverage, even though EBITDA improved over 1997 by $94.0 million to $177 million. This recorded our second best year of EBITDA performance, exceeded only by the peak year of 1995 when EBITDA was $243 million and average prices of coated paper were US$205 per ton higher than the 1998 average. Repap has demonstrated its ability to generate tremendous cash flow from an extremely cost efficient operation.

1999 will again be a challenging year as markets that weakened in mid-1998 have not yet stabilized and we continue to be burdened by the legacy of high debt. Tight cost control, strong productivity and aggressive cash management will continue to be our primary focus as we work through this uncertain period.


Stephen C. Larson
President and Chief Executive Officer




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[REPAP LOGO]


Overview of Operations

Location                              Coated Paper Products
---------------------------------     ---------------------
Repap New Brunswick                   Description             End Uses
---------------------------------     ---------------------   ----------------

Repap New Brunswick is located on     Coated Groundwood
the Eastern coast of Canada in        Contains at least 10    High circulation
Miramichi, New Brunswick.  The        percent mechanical      magazines,
Company consists of an integrated     pulp.                   catalogues,
lightweight coated groundwood paper   Typically manufactured  newspaper
complex, operating two modern high    using approximately     advertising
speed coated paper machines with      one-third mechanical    inserts and
492,000 tons of annual capacity,      (groundwood or wood-    direct mail
representing the highest productive   containing) pulp, one-  advertising
capacity per machine in North         third chemical pulp     materials.
America. The Company also produces    (including NBSK pulp),  Represents
Northern bleached softwood kraft      and one-third clays     approximately 55
pulp with an annual capacity of       and fillers.            percent of total
235,000 tonnes, two-thirds of which   Typically produced in   North American
is used internally in the             lighter weights.        coated paper
manufacture of paper, 123,000         Comprises grades No. 4  consumption.
tonnes of groundwood pulp, used       and 5.
internally, and dimension lumber
with an annual capacity of 58
million board feet.

Mill Data                             Pulp Products
-----------------------------------   --------------------
                                      Description             End Uses
                                      --------------------    ----------------

New Brunswick Operations              Softwood Kraft Pulp
(Miramichi)                           Chemical pulp           Includes tissue,
Annual Capacity                       manufactured from       specialty papers
Coated Paper Mill 492,000 tons        softwood trees          and printing and
Kraft Pulp Mill 235,000 tonnes        (evergreen, cone-       writing papers,
Groundwood Pulp Mill 123,000 tonnes   bearing trees such as   particularly the
Sawmills 58,000 Mfbm                  pine, spruce, hemlock,  lighter weight
                                      and fir) which have     grades which
                                      long fibres imparting   require superior
                                      high strength           fibre strength
                                      characteristics.        to run on high-
                                      Derived from the        speed paper
                                      German word for         machines and
                                      "strong", the kraft     presses.
                                      process involves        Represents
                                      cooking wood chips in   approximately 35
                                      an alkaline solution    percent of
                                      for several hours to    global white
                                      produce pulp by         chemical paper
                                      chemically removing     grade market
                                      the lignin which binds  pulp.
                                      the cellulose fibres
                                      together.


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Fibre Supply                          Lumber Products
-----------------------------------   ---------------------
                                      Description             End Uses
                                      ---------------------   ----------------

Approximately 44% of the wood         Dimension
supply for the kraft and groundwood   North American term     Typical product
pulp mills and sawmills is obtained   for construction-grade  is 2x4's.
from Crown Timber Licenses with the   lumber.
Province of New Brunswick.  The
licensed areas cover 1.7 million
acres.  The remaining wood is
acquired from third parties under
various supply agreements.

Capacity, Production, Shipments
-------------------------------   1994     1995    1996     1997     1998
Coated Paper (000's tons)
Capacity*                          492      492     492      492      492
Production                         411      427     403      428      457
Shipments                          440      420     384      443      460

Northern Bleached Softwood
 Kraft Pulp (000's tonnes)
Capacity                           215      235     235      235      235
Production                         209      221     224      235      232
Shipments
     Total                         212      215     218      248      231
     Less:  Internal Use           126      144     136      138      149
     Net Market                     86       71      82      110       82

Groundwood Pulp (000's tonnes)
Capacity                           123      123     123      123      123
Production (used internally)       112      117     116      119      123

Lumber (MMFBM)
Capacity                            58       58      58       58       58
Production                          54       49      53       57       55
Shipments                           53       47      54       58       55

* Based on a theoretical basis weight of 40 lbs. Average basis weight in 1998 on the A-1 paper machine was 35.3 lbs. and on the A-2 paper machine was 43.3 lbs.


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[REPAP LOGO]

                                Financial Review
Financial Results

The Corporation's financial results are determined in accordance with accounting principles generally accepted in Canada. These accounting principles differ in certain respects from accounting principles generally accepted in the United States and the accounting rules and requirements of the SEC, as described in
Note 22 to the Corporation's audited Consolidated Financial Statements.

During 1997, Repap completed a restructuring which included the divestiture of three of its four operating subsidiaries (see Note 2 to the Corporation's audited Consolidated Financial Statements).

The Company's continuing operations consist entirely of its wholly-owned subsidiary, Repap New Brunswick Inc. This world-class coated paper complex operates two modern paper machines with a design capacity of 492,000 tons, a northern bleached softwood kraft pulp mill with an annual capacity of 235,000 metric tons, an integrated groundwood pulp mill with an annual capacity of 123,000 metric tons and lumber operations with an annual capacity of 58 million board feet. The Company's other subsidiary, Repap Marketing Inc., is responsible for the sale and customer service functions related to the marketing of its coated paper.

Revenues from continuing operations were $683.6 million in 1998, up 12.1% over revenues of $609.9 million reported in 1997. Repap's revenue-stream hedge accounting resulted in a $5.7 million non-cash reduction of revenues in 1998, and a $30.1 million non-cash reduction of revenues in 1997. Net sales (revenues less revenue hedge and sales deductions) totaled $611.7 million in 1998 compared with $520.4 million 1997.

Operating Profit (Loss) Highlights
(millions of Canadian dollars)

               PAPER         PULP        LUMBER        OTHER    CONSOLIDATED
            1998   1997   1998  1997  1998   1997   1998  1997   1998   1997
Revenues   604.3  501.6   57.3  81.4  22.0   26.9   --    --    683.6  609.9
Net sales  542.0  450.3   54.6  74.7  20.8   25.5  (5.7) (30.1) 611.7  520.4

Operating
profit     171.0   82.7    9.6  14.5   2.5    7.1 (11.7) (51.1) 171.4   53.2
(loss)
before
depreciation
and
amortization
EBITDA*     171.0  82.7    9.6  14.5   2.5    7.1  (6.0) (21.0) 177.1  83.3

EBITDA       31.5% 18.4%  17.6% 19.4% 12.0%  27.8%   --    --    28.7% 15.1%
margin**
Depreciation                                                    (68.8)(57.2)
and
amortization
Operating                                                       102.6  (4.0)
profit
(loss)

----------------------------------
* EBITDA is defined as operating profit (loss) before depreciation and amortization plus non-cash effects of currency hedging.
** EBITDA margin is defined as EBITDA as a percentage of net sales plus non-cash effects of currency hedging.

Repap's operating profit from continuing operations was $102.6 million in 1998 compared with an operating loss of $4.0 million in 1997, reflecting the benefit of higher shipments and prices for coated paper, increased productivity, lower costs, a weaker Canadian dollar as compared with the US dollar and a lower non-cash charge for foreign-exchange hedging, offset partially by lower shipments and prices for pulp and lumber and by higher depreciation and amortization charges. Repap's EBITDA was $177.1 million in 1998, up $93.8 million from 1997's EBITDA of $83.3 million. Repap's EBITDA margin was 28.7% in 1998 compared to 15.1% in 1997.




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Repap's loss attributable to common shareholders was $51.4 million ($0.07 per share) in 1998 compared with a loss of $63.5 million ($0.17 per share) in 1997. The 1998 results included an unusual charge of $46.4 million related to the refinancing of certain long-term debt instruments and income from discontinued operations of $17 million, reflecting mainly the gain on the sale of the Atholville magnefite pulp mill which was owned by Repap's wholly-owned subsidiary, Alcell Forest Products Inc. The 1997 results included income from discontinued operations of $73.8 million, reflecting mainly the sale of Repap Manitoba and Repap USA. (See Note 17 to the Consolidated Financial Statements for futher details on Discontinued Operations). Excluding discontinued operations and unusual items, Repap's loss attributable to common shareholders was $22.0 million in 1998 compared to $137.3 million in 1997.

Coated Paper

Repap's coated paper revenues increased $102.7 million (20.5%) to $604.3 million in 1998 compared with $501.6 million in 1997, reflecting higher shipments and prices and the favorable impact of a weaker Canadian dollar compared with the United States dollar.

[REPAP LOGO]

Coated paper shipments increased by 4% to 460,000 tons in 1998 compared to 443,000 tons in 1997, while inventories declined from 18,000 tons at the end of 1997 to a minimal level of 14,400 tons by the end of 1998.

Repap's average coated paper transaction price increased by 8% to US$883 per ton in 1998 from US$816 per ton in 1997. Coated paper prices reached a high point in the first quarter of 1998 and have been decreasing gradually since then. The average transaction price in the fourth quarter of 1998 was US$842 per ton. A US$30 per ton price decrease is expected during the first quarter of 1999.

Approximately 88% of Repap's coated paper production was sold in the United States in 1998. The value of the Canadian dollar depreciated in 1998, averaging Cdn$1.4830 per US$1.00 compared with an average value of Cdn$1.3848 per US$1.00 in 1997, thereby increasing Repap's revenues on translation into Canadian dollars.

Average coated paper production costs declined by $27 per ton in 1998 compared with 1997, with cost per ton in the fourth quarter well below the average cost per ton for the year 1998, reflecting a consistently improving trend. This favorable cost performance reflects the benefits of an ongoing cost reduction program combined with an increase in coated paper production to 457,000 tons in 1998, up 29,000 tons over 1997.

Repap's operating profit before depreciation and amortization ("EBITDA") from coated paper operations totaled $171.0 million, up $88.3 million from $82.7 million realized in 1997 reflecting substantially higher average prices, a weaker Canadian dollar, increased shipments, increased production and lower costs. Repap's EBITDA margin was 31.5% in 1998 compared to 18.4% in 1997.

On the market side, coated groundwood shipments from US producers were down 4.2% through December 1998. Purchases during that period were actually up 1.7% with this growth absorbed by a rise in imports. Import numbers include Canadian shipments into the US. Total coated groundwood imports were up 21% for the first ten months of 1998 compared to the same period in 1997.
Canadian imports during this period were up 15%.


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Industry mill inventories for coated groundwood doubled from year-end 1997, growing from 104,000 to 205,000 tons at the end of November 1998. They have remained at this level since July 1998, but are still well below their 327,000 ton peak in May of 1996. Reported buyer inventories, however, have come down for the fourth consecutive month. They were at 593,000 tons at the end of November compared to a peak of 747,000 tons in July 1998. (Sources: Statistics have been derived from reports issued by the American Forest Products Association, Gaptrac and Resource Information Systems Inc.)

Pulp

Repap's pulp revenues decreased $24.1 million (30%) to $57.3 million in 1998 compared with $81.4 million in 1997, as shipments and pulp prices were both lower.

Pulp shipments decreased 24% to 83,000 metric tons in 1998 compared with 110,000 metric tons in 1997. Inventories were at 4,400 metric tons at the end of 1998, compared to 3,000 metric tons at the end of 1997. Shipments in 1997 were higher mainly as a result of a significant reduction in inventories from the previous year.

Repap's average pulp transaction price fell by 15% to US$460 per metric ton in 1998 from US$540 per metric ton in 1997. Average pulp production costs remained flat as compared to 1997.

Repap's EBITDA from pulp operations totaled $9.6 million, down 34% from $14.5 million realized in 1997, reflecting lower shipments and prices. Repap's EBITDA margin was 17.6% in 1998, down from 19.4% in 1997.

Lumber

Lumber revenues decreased by $4.9 million (18%) to $22.0 million in 1998 compared with $26.9 million in 1997. Average lumber prices decreased by 19% to US$271 per thousand foot board measure in 1998 compared with US$334 per thousand foot board measure in 1997. Lumber shipments decreased 6% to 54.5 million board feet in 1998 compared with 58 million board feet in 1997. Repap's EBITDA from lumber operations decreased to $2.5 million in 1998, from the $7.1 million realized in 1997. EBITDA margin for 1998 was 12.0%, down from 27.8% in 1997.

Repap's lumber operations are not subject to quotas and tariffs on shipments to the United States market.

Selling, administrative and research expenses

Selling, administrative and research expenses from continuing operations totaled $37.2 million in 1998, down $13.8 million from expenses of $51.0 million in 1997. The corporate downsizing completed in late 1997 increased 1997 expenses by approximately $21.0 million while 1998 expenses included approximately $10 million in one-time charges related to the previous year's large corporation tax and to bonuses.

Depreciation and Amortization

Depreciation and amortization totaled $68.8 million in 1998, up $11.6 million from $57.2 million in 1997, primarily as a result of increasing productivity and higher amortization of foreign exchange losses. The Company uses the unit of production method in accounting for depreciation on certain fixed assets, resulting in increased depreciation as productivity increases. (See Note 3 to the Consolidated Financial Statements.)


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[REPAP LOGO]

Profit improvement program

The Company's profit improvement objective was $13 million in 1998. Actual results surpassed the target, achieving $16.7 million. 1999's target is set at $9 million. There are no assurances that the Company will be successful in realizing the benefits of this 1999 program.

Interest expense

Interest expense totaled $111.5 million in 1998, down $6.4 million from 1997 interest expense of $117.9 million. Interest expense increased in Repap New Brunswick by $4.4 million from $103.5 million to $107.9 million reflecting mainly higher average borrowings and the impact of a weaker Canadian dollar on translation of US dollar interest. Interest expense at the parent company level decreased by $10.9 million from $14.4 million to $3.5 million reflecting signficantly lower debt.

Income taxes

The Company has incurred $268.5 million of accounting losses (1997: $228.6 million) on which income tax benefits of approximately $105.0 million (1997:
$88.3 million) have not been recognized in the accounts. See Note 13 to the Consolidated Financial Statements for further details on available tax benefits.

Discontinued operations

Repap has adopted financial statement presentation applicable to discontinued operations for its ALCELL-technology related operations, for Repap British Columbia, for Repap Manitoba and for Repap USA (see Notes 2 and 17 to the Consolidated Financial Statements).

Repap recorded income from discontinued operations of $17.0 million in 1998 reflecting mainly the gain on sale of the Atholville magnefite pulp mill which was owned by Alcell Forest Products, a wholly-owned subsidiary of Repap.

In 1997, Repap recorded income from discontinued operations of $73.8 million in 1997, reflecting primarily the net gain on the sale of Repap Manitoba and Repap USA as well as the net gain related to the write-off of ALCELL-related liabilities, offset by losses related to the disposition of Repap British Columbia. A net loss from discontinued operations of $398.2 million in 1996 reflects the write-off of ALCELLr-technology related operations and Repap British Columbia operating losses.

Write-off of investments related to the ALCELLr operations resulted in $315.8 million of the loss from discontinued operations in 1996. In 1997, an amount of $37.0 million was recorded in income from discontinued operations, reflecting a $56.6 million gain from the write-off of non-repayable grants provided to fund the development of the ALCELL-technology, partially offset by the cost of maintaining the ALCELL operations for future sale. The conditions under which the grants were repayable by Repap never materialized and they therefore no longer represented liabilities to Repap.

Ownership of Repap British Columbia was transferred to that company's lenders in March 1997 for a nominal amount. A loss of $115.2 million on the disposition of this investment is recorded in discontinued operations in 1997 and a loss of $103.1 million was recorded in 1996, recognizing the loss from those operations in 1996.


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In August 1997, Repap Manitoba was sold. A net loss of $65.2 million was recorded as a loss from discontinued operations in 1997. Net income from discontinued operations related to Repap Manitoba operations was $15.2 million in 1996.

In September 1997, Repap USA, was sold. Net income from discontinued operations related to Repap USA includes a net gain of $217.2 million on the sale in 1997 and $5.5 million related to operations in 1996.

Results of Operations: 1997 compared with 1996

Repap's revenues from continuing operations increased 8% to $609.9 million in 1997 from $564.0 million in 1996, reflecting primarily a weaker Canadian dollar, higher coated paper and pulp shipments, offset partially by lower prices for both coated paper and pulp.

Coated paper revenues increased 4% in 1997 to $501.6 million, reflecting higher shipments and a weaker Canadian dollar, offset by lower prices. Coated paper shipments increased 15% to 443,000 tons in 1997 from 384,000 tons in 1996. Repap's 1996 year end coated paper inventory was 36,000 tons compared to 18,000 tons at December 1997.

Repap's prices fell by 11% to US$816 per ton in 1997 compared to US$920 per ton in 1996.

Coated paper production costs were down $36 per ton compared with 1996 reflecting increased productivity and the benefits of the profit improvement program. 1996 costs were also affected by market and maintenance related downtime of approximately 18,000 tons.

Pulp revenues increased by 34% to $81.4 million in 1997 from $60.8 million in 1996. Repap's average kraft pulp prices declined to US$540 per metric ton in 1997 from US$545 per metric ton in 1996. Shipments of kraft pulp increased by 28,000 metric tons to 110,000 metric tons in 1997 compared with 82,000 metric tons in 1996, reflecting an industry-wide increase in purchases by pulp customers.

Kraft pulp production costs were down $22 per ton in 1997, reflecting mainly higher production and the benefits of the profit improvement program.

[REPAP LOGO]

Lumber revenues increased by 22% to $26.9 million in 1997 compared with $22.0 million in 1996. Average lumber prices increased by 13% to US$334 per thousand foot board measure in 1997 compared with US$299 per thousand foot board measure in 1996. Lumber shipments increased 7% to 58 million board feet in 1997 compared with 54 million board feet in 1996.

Selling, administrative and research expenses from continuing operations totaled $51.0 million in 1997, up $16.1 million from $34.9 million in 1996. The increase resulted from approximately $21 million in charges related to the 1997 downsizing.

Depreciation and amortization charges increased by $16.2 million to $57.2 million in 1997, reflecting higher amortization of deferred foreign exchange losses and and a $4.4 million charge for obsolete assets.

Interest expense from continuing operations totaled $117.9 million in 1997, up $4.9 million over 1996. The primary reason for the increase is due to the translation of US dollar denominated interest into Canadian dollars.

Liquidity and Capital Resources

Cash flow from operating activities before net changes in non-cash working capital totaled $56.5 million in 1998 compared with cash used of $34.8 million in 1997, reflecting significantly improved operating performance, higher prices of coated paper and a weaker Canadian dollar. Working capital used cash of $3.1 million during 1998, reflecting mainly a decrease in payables as well as lower receivables. In 1997, working capital generated cash of $32.6 million reflecting lower receivables and a decrease in inventories.

Capital expenditures during 1998 totaled $20.8 million compared to $16.2 million in 1997. Capital spending related to maintenance projects and to certain environmental related capital projects. Environmental related spending totaled $7 million in 1998 and $2.7 million in 1997. Planned capital spending for 1999 is approximately $23 million, $4.5 million of which is related to environmental projects.

Cash required for investing activities and for the repayment of convertible debentures during 1998 was provided by cash from continuing operations, the issue of US$45 million 6% Convertible Subordinated Debentures and by cash on hand.

Going Concern Assumption
Maintenance, environmental and Year 2000 capital spending for 1999 is expected to total approximately $23.0 million. Funding for these expenditures, along with government grant repayments of approximately $6.6 million will depend, as mentioned under "Basis of Financial Statement Presentation and Going Concern Assumption", on a variety of factors, some of which are beyond the Corporation's control including being able to, among other things, i) return to profitability,
ii) continue to generate positive cash-flow from continuing operations and iii) its ability to refinance the revolving credit facility prior to its maturity. The outcome of these matters cannot be predicted at this time.

1998 Financing Activities
On February 20, 1998, Repap concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a joint venture between Tembec Inc. and the Aditya Birla Group of India for the sale of all of the shares of Alcell Forest Products which owned the magnefite pulp mill located in Atholville, New Brunswick.

In conjunction with the sale of Alcell Forest Products, Repap agreed to settle the $37 million secured bank loan of Alcell Forest Products, guaranteed by the Province of New Brunswick with a recourse back to Repap, with a cash payment of $12 million. The balance of $25 million was satisfied with a fifteen year $5 million 6.75% promissory note from Repap to the Province and the transfer of the $10 million Class B shares of AV Cell to be received as part of the purchase price.

On April 30, 1998, Repap New Brunswick amended its operating credit agreement with The Toronto-Dominion Bank and ABN Amro Bank Canada to provide for an operating facility of $102 million, a swing line facility of $3 million (together the "Base Facility") and a term facility of $15 million (the "Term Facility"). The Base Facility matures October 31, 1999 and the Term Facility matures May 22, 1999. During 1998, the Term Facility was reduced from $15 million to $10 million pursuant to terms and conditions under the operating credit agreement.

On May 15, 1998, Repap entered into a Purchase Agreement with Enron Capital and Trade Resources Corp. for the issue of US$45 million 6% Convertible Subordinated Debentures due 2005. The proceeds of the issue and cash on hand were used to redeem at par $75 million 9% Convertible Redeemable Subordinate Debentures due June 1998.

On June 1, 1998, Repap New Brunswick completed the issue of 9% first priority fixed rate senior secured notes in the aggregate amount of US$200 million and of first priority floating rate senior secured loans in the amount of US$120 million, together maturing June 1, 2004. The net proceeds were used to repay in full the outstanding US$150 million first priority floating rate senior secured notes due 2000 and to repurchase, including premiums, US$149.8 million first priority fixed rate senior secured notes due 2000.

[REPAP LOGO]

1997 Financing Activities
In April 1997, Repap New Brunswick's secured lenders increased the maximum borrowings under its revolving credit facility by $20 million. The maximum borrowing under the revolving credit facility is $150 million, subject to available borrowing base. At December 31, 1997, the amount of borrowings outstanding under this facility totaled $97.5 million and unutilized credit totaled $16.1 million.

On July 7, 1997, the Corporation received the consent of the lenders under the Standby Loan Agreement and of Ferrostaal AG to extend the maturity of the respective amounts owed each of them from July 31, 1997 to September 30, 1997 conditional on the signing of definitive agreements for the sale of each of Repap Manitoba and Repap Wisconsin and the conversion to Common Shares of the aggregate amount of principal outstanding of the US$130 million, 8.5% Convertible Debentures due August 1, 1997.

On July 18, 1997 a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the shares of Repap Manitoba for a purchase price of $109 million. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness under the standby loan agreement. The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997.

On September 25, 1997, shareholders passed a resolution approving the sale to Consolidated Papers, Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of US$227 million. The sale of the shares to Consolidated Papers Inc. resulted in a gain from discontinued operations of $217.2 million for the year ended December 31, 1997. Proceeds were used to repay the standby lenders and Ferrostaal AG in full.

On August 1, 1997, the Corporation proceeded to the conversion of the US$130 million convertible debentures into common shares. The number of common share issued on conversion totaled 619,024,800 increasing the total number of outstanding shares at December 31, 1997 to 742,460,637 shares.

1996 Financing Activities
In March 1996, Repap Wisconsin, Inc.'s ("Repap Wisconsin") revolving credit facility was renewed, increasing availability thereunder by US$10 million to US$70 million. In June 1996, Repap New Brunswick's revolving credit facility was renewed, increasing availability thereunder by $26 million to

$136 million (US$100 million) and extending its maturity to April 1998. In July 1996, the maturity under Repap Manitoba's revolving credit facility was also extended to July 1998.

In August 1996, Repap completed arrangements for a $140 million standby credit facility of which tranche A amounting to $65 million was made available for general corporate purposes and tranche B amounting to $75 million was used to improve liquidity at Repap British Columbia in 1996. Amounts owing under tranches A and B were repayable on July 31, 1997.

No dividends were declared on Repap's outstanding common shares in 1998, 1997 and 1996.

Risks and Uncertainties
Currency
The profitability level of Repap's Canadian operations is sensitive to fluctuations in foreign exchange rates as most of their revenues are derived in US dollars. A US$0.01 variation in exchange rates affects Repap's cash flow by approximately $3.8 million. The competitiveness of Repap's operations in world markets depends on the relative strength of the currency in the countries of competitive producers. Repap actively hedges its future revenue streams to protect against foreign exchange exposure with the use of forward contracts of varying terms not normally exceeding one year. The objective of the hedging program is to manage the risk of adverse cash flow due to fluctuations in foreign currencies against the Canadian dollar. The percentage of transaction exposure hedged is generally between 20 percent and 80 percent, after taking into account the amounts of US dollars required under Repap's revenue-stream hedging practices.

At December 31, 1998, approximately 97% of Repap's consolidated borrowings of approximately Cdn.$1.1 billion were in US dollars.

Repap is naturally hedged against the exchange risk associated with holding US dollar debt. Since most of Repap's products are sold in US dollars, it is highly likely that future US dollar revenue streams will be more than enough to accommodate any US dollar principal repayment as it falls due. Repap has chosen to issue primarily US dollar denominated debt because of this natural hedge and to take advantage of interest rates available on US dollar denominated debt which have, at times, been significantly less than corresponding rates on Canadian dollar-denominated debt.

[REPAP LOGO]

Accordingly, effective July 1, 1992, Repap designated future US dollar revenue streams as effective hedges against currency risks related to US dollar debt borrowings. Designation of revenues as a hedge results in exchange gains and losses on debt being deferred without amortization until repayment. At maturity, any exchange adjustment is included with revenues, recognizing that Repap has realized equal and offsetting exchange adjustments in the period the debt is repaid.

Revenues in 1998 were reduced by $5.7 million as a result of the application of this accounting method. On December 31, 1998, approximately $43.4 million of hedged currency exchange losses remained on the balance sheet, and are expected to reduce revenues by the following non-cash currency exchange adjustments:

                      Revenue reduction resulting from non-
                            cash currency adjustments
       Year                   (millions in dollars)
       1999                          $ 5.7
       2000                           22.4
       2001                            3.7
       Thereafter                     11.6
       Total                         $43.4

In April 1995, Repap and Repap New Brunswick refinanced the majority of their US dollar long-term debt with US dollar denominated senior secured notes issued by Repap New Brunswick. The revenue streams which had been identified as an effective hedge in connection with scheduled US dollar principal repayments on the old debt continue; however, to constitute an effective hedge against accumulated exchange losses at the time of refinancing, as it remains highly likely that such revenue streams will be earned as anticipated in the relevant future periods.

Under generally accepted accounting principals in the United States ("US GAAP"), any change in the currency fluctuations is immediately recognized in income. The total amount of the above-mentioned non-cash currency adjustments to future revenues has already been charged to income under US GAAP. Accordingly, any reduction in revenues and income of future years resulting from these currency adjustments under Canadian GAAP will be added back in the reconciliation of revenues and income under US GAAP. (See Note 22 to the Corporation's Consolidated Financial Statements).

Interest Rates
The Corporation's variable-rate debt from continuing operations, totalling $0.3 billion, is subject to fluctuations in Canadian, US and LIBOR lending rates. A 1% change in interest rates affects Repap's cash flow by approximately $2.6 million.

Environmental Concerns and Regulations
The forest products industry is subject to evolving environmental legislation, regulations and standards from various levels of governments which impose effluent and emission standards and other requirements on Repap's operations. Future capital investments may be required to meet legislation, regulations and standards as they evolve. In addition to regulatory pressure, market pressures may influence product evolution. Repap's ability to continue to address changing market needs could require additional capital investments as well as additional investments in product and process development.

Year 2000

The Corporation, as well as its customers and suppliers and the financial institutions and governmental entities with which it deals (collectively, "Third Parties"), utilize information systems that will be affected by the date change to the year 2000. Many of these systems, if not modified or replaced, will be unable to properly recognize and process date-sensitive information before, on and after January 1, 2000.

State of Readiness

In 1997, the Corporation formalized its Year 2000 preparation efforts by appointing a project team consisting of management, operations and information systems personnel to assess the impact of the Year 2000 issue on its operations, develop plans to address the issue and implement compliance. The project team also developed plans to seek information regarding and to assess the Year 2000 compliance status and remediation efforts of major Third Parties. Repap's information systems consist of business information and process control systems. The business information systems support financial and administrative processes such as order management and product tracking, maintenance and materials management, personnel, payroll, accounts payable and accounts receivable. The process control systems are used primarily in manufacturing operations; they include information technology systems as well as embedded technology, such as chips embedded in various machine components. With respect to the business information systems, the inventorying of computers and the analysis of compliance have been completed. The Corporation has elected to replace non-compliant information systems for order management and process information history. Although no assurances can be given, the replacement systems are expected to be operational by September 1999. The programming and testing of other information systems is on target for completion by April 1999. With respect to the process control systems, Repap has completed the inventorying of its control systems as well as remediation to its main control systems. Repap expects to complete all remaining control systems by June 1999. Repap expects to complete comprehension testing to confirm its remediation work by September 1999. This schedule assumes timely assistance by the vendors of certain systems in the remediation of those systems. The vendors of those systems that are essential to the Corporation's operations have provided or agreed to provide the necessary assistance.

The Year 2000 issue also will impact the information systems of Third Parties. The Corporation, through meetings in some cases and written requests in others, is in the process of seeking to ascertain and assess the progress of major Third Parties in identifying and addressing problems with respect to the Year 2000 issue. Many of these Third Parties have indicated that they expect to successfully address the issue in a timely fashion. Some others, however, have not yet provided information regarding their state of readiness or have provided responses deemed unsatisfactory by the Corporation. Repap will continue to seek and to assess information regarding Year 2000 compliance by major Third Parties.

Estimated Cost of Remediation

Repap currently estimates total expenditures of approximately $6 million, of which approximately $0.6 million had been expended as of December 31, 1998, to make the required Year 2000 modifications and replacements to its own systems. All of these costs are being funded through internal cash flow or vendor financing. The estimated total cost does not include any expenditures that may be incurred in connection with the implementation of contingency plans, discussed below.

The Risks to the Corporation of not being Year 2000
Compliant

The Corporation currently believes that it will be able to modify or replace its own affected systems in a timely fashion so as to minimize detrimental effects on its operations, subject to timely assistance by the vendors of certain process control systems. Repap has received written assurances regarding Year 2000 compliance from some, but not all, Third Parties with respect to their own systems and is not in a position to reliably predict whether Third Parties will experience remediation problems. If the Corporation or major Third Parties fail to successfully address the Year 2000 issue, there could be a material adverse impact on the business and results of operations of the Corporation. For example, while the Corporation self-generates approximately 31% of its electrical power requirements, it purchases the balance from outside sources. If the electrical power grid is disrupted as the result of Year 2000 systems failures, the Corporation might have to curtail production until the grid is restored. If the Corporation or a major Third Party fails to successfully address these issues the Corporation may have to take steps that could adversely and temporarily impact its ability to produce product, process orders and deliver finished products to customers on a timely basis. In the event of Year 2000 disruptions in the operations of the Corporation's customers, the Corporation may experience increased levels of inventories and receivables.

Contingency Plans

To date, the Corporation's Year 2000 efforts have been devoted primarily to the readiness program described above. Repap has not yet developed contingency plans to address and mitigate the potential risks associated with the most reasonably likely worst-case scenario. Repap expects to have such plans in place by mid-1999. Such plans may include, among other things, seeking alternative sources of supply, stockpiling raw materials and increasing inventory levels. Repap's Year 2000 program is an ongoing process. Estimates of remediation costs and completion dates as well as projections of the possible effects of any non-compliance are subject to change.

[REPAP LOGO]

                           Management's Responsibility
                         For Consolidated Financial Reporting

REPAP ENTERPRISES INC.

     The consolidated financial statements of Repap Enterprises Inc. are the responsibility of management and have been approved by the Board of Directors. This responsibility includes the selection of appropriate accounting principals and the exercise of careful judgement in establishing reasonable estimates in accordance with generally accepted accounting principals appropriate in the circumstances. Financial information shown elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

     Management of Repap Enterprises Inc. and its subsidiaries has developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable for preparing the financial statements.

     The Board of Directors has appointed an Audit Committee, which consists of three independent directors of the Corporation. The Audit Committee meets periodically with the external auditors and management to discuss accounting policies and practices, internal control systems, financial reporting issues, the scope of the annual audit and other matters. This Committee makes recommendations to the Board of Directors concerning management's selection of external auditors. The external auditors have direct access to the Committee to discuss the results of their audit and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The Committee reviews the Corporation's annual consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews the Form 10-K before it is filed with securities regulators and stock exchanges.

     These consolidated financial statements have been audited by Ernst & Young, LLP, Chartered Accountants, on behalf of the shareholders and their report stating the scope of their audit examination and their opinion on the consolidated financial statements is presented hereafter.

Stephen C. Larson                  Michelle A. Cormier
President & CEO                    Vice President, Finance

January 27, 1999
Auditors' Report

To The Shareholders of Repap Enterprises Inc.:

     We have audited the consolidated balance sheets of Repap Enterprises Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, deficit and changes in financial position for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended December 31, 1998 in accordance with accounting principles generally accepted in Canada.

Montreal, Canada
January 27, 1999


Chartered Accountants

     Comments by Auditors for US Readers on Canada-US Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 27, 1999, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Montreal, Canada
January 27, 1999


Chartered Accountants

[REPAP LOGO]
                           Consolidated Balance Sheets
                             (See Note 1)


REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
AS AT DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)          NOTES         1998      1997
ASSETS
Current:
Cash and short-term deposits                       $   9.4     $ 43.3
Accounts receivable                     7             69.4       79.9
Inventories                             4,7           66.5       65.9

Total current assets                                 145.3      189.1

Fixed assets, at cost                   1,6,7,15   1,428.2    1,408.3
Less accumulated depreciation                        448.2      399.6
Net fixed assets                                     980.0    1,008.7

Investment tax credits recoverable      9,13            --       35.5
Investments                                           16.2       16.2
Deferred charges, goodwill and other    5            187.4      148.4
assets





                                                   $1,328.9   $1,397.9

[REPAP LOGO]

                           Consolidated Balance Sheets
                                  (See Note 1)

REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
AS AT DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)           NOTES      1998       1997

LIABILITIES
Current:
Accounts payable and accrued                      $ 117.8    $ 129.0
liabilities
Current portion of long-term debt and
repayable grants                         7,8          7.6       75.7
Revolving credit facility                7           77.6       97.5

Total current liabilities                           203.0      302.2

Long-term debt                           7        1,084.6      901.3
Repayable grants and other liabilities   8           21.0       25.6
                                                  1,105.6      926.9

CAPITAL SOURCES

Non-controlling interest                 10            --       14.3
Investment tax credits                              108.3      148.0
Grants - non-repayable                   8           22.8       23.8
                                                    131.1      186.1

Shareholders' Deficiency:

Preferred shares                         11          16.0       16.0
Common shares                            11         640.6      640.4
Deficit                                            (782.7)    (745.3)
Other paid-in capital                    12          15.3       71.6
                                                   (110.8)     (17.3)


                                                 $1,328.9   $1,397.9

See accompanying notes On behalf of the Board:


          Stephen C. Larson             F. Steven Berg
          Director                      Director

[REPAP LOGO]

                      Consolidated Statements of Operations
                             (See Note 1)

REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
FOR THE YEAR ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)        NOTES    1998     1997     1996

Revenues from continuing operations   2,17   $683.6   $609.9   $564.0

Effects of currency hedging                     5.7     30.1     20.2
Sales deductions                               66.2     59.4     58.7
Net sales from continuing operations          611.7    520.4    485.1

Cost of sales excluding depreciation          403.1    416.2    367.6
and amortization
Selling, administrative and research           37.2     51.0     34.9
expenses
Depreciation and amortization         15       68.8     57.2     41.0
Operating profit (loss)                       102.6     (4.0)    41.6
Interest expense                      14      111.5    117.9    113.0
Miscellaneous expense (income)                  8.1     (1.0)     0.9
Unusual items                         16       46.4       --       --

Loss before the undernoted                    (63.4)  (120.9)   (72.3)
Provision for income taxes            13        2.1      2.0      2.5

Loss from continuing operations               (65.5)  (122.9)   (74.8)
Income (loss) from discontinued       17       17.0     73.8   (398.2)
operations

Net loss                                      (48.5)   (49.1)  (473.0)
Provision for accretion of other paid-          2.9     14.4     19.0
in capital
Loss attributable to common                  $(51.4)  $(63.5) $(492.0)
shareholders
Loss from continuing operations per
share
     Basic                                   $(0.09)  $(0.36)  $(0.76)
     Adjusted basic                              --   $(0.17)      --
     Fully diluted                           $(0.09)  $(0.36)  $(0.76)
Loss per share
     Basic                                   $(0.07)  $(0.17)  $(3.99)
     Adjusted basic                              --   $(0.07)      --
     Fully diluted                           $(0.07)  $(0.17)  $(3.99)

See accompanying notes

Consolidated Statements of Deficit
(See Note 1)
REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
FOR THE YEAR ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)    NOTES       1998      1997      1996

Deficit, beginning of year                  $(745.3)  $(681.8)  $(189.8)

Loss attributable to common                   (51.4)    (63.5)   (492.0)
shareholders
Gain on sale of preferred shares  10,11,17     14.0        --        --

Deficit, end of year                        $(782.7)  $(745.3)  $(681.8)

See accompanying notes

[REPAP LOGO]

      Consolidated Statements of Changes in Financial Position
                         (See Note 1)

REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
FOR THE YEAR ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)          NOTES    1998      1997     1996

Operating activities:
Loss from continuing operations                $(65.5)   $(122.9)  $(74.8)
Add items not affecting cash:
     Depreciation and amortization               68.8       57.2     41.0
     Effects of currency hedging                  5.7       30.1     20.2
     Unusual items and other            16       47.5        0.8      0.1
Cash flow before net changes in non-
cash working capital                             56.5      (34.8)   (13.5)
     Non-cash working capital changes   20       (3.1)      32.6      6.4
Cash provided by (used in) continuing            53.4       (2.2)    (7.1)
operations

Investing activities:
     Additions to fixed assets                  (20.8)     (16.2)   (19.3)
     Deferred charges and other assets          (19.6)      (0.5)    (2.8)
Cash used in investing activities               (40.4)     (16.7)   (22.1)

Financing activities:
     Additions to debt                          522.3       64.3    126.1
     Repayment of debt                         (470.2)    (293.7)   (20.7)
     Revolving credit lines, net change         (25.0)     (23.5)    28.1
     Issue of share capital             11        0.2      157.1       --
     Conversion or repayment of         12      (75.0)    (157.1)      --
convertible debentures
     Others                                     (16.2)        --       --
Cash provided by (used in) financing            (63.9)    (252.9)   133.5
activities

Cash provided by (used in) discontinued 17       17.0      291.6   (118.3)
operations

Net increase (decrease) in cash                 (33.9)      19.8    (14.0)
Cash position, beginning of year                 43.3       23.5     37.5
Cash position, end of year                       $9.4      $43.3    $23.5

Cash position is represented by cash and short-term deposits.


See accompanying notes

[REPAP LOGO]

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPAP ENTERPRISES INC.
DECEMBER 31, 1998
(MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)

       The consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the accounting policies summarized hereafter.

     As further described under Note 22, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ("US GAAP") and the accounting principles and practices required by the United States Securities and Exchange Commission ("SEC").

     Note 1    Financial Statement Presentation

     Description of business

     The Corporation is a North American forest products company with production facilities located in New Brunswick, Canada. It is an integrated producer of high quality coated groundwood paper, northern bleached softwood kraft ("NBSK") pulp and lumber. It manufactures paper products used for magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. The Corporation predominantly markets its paper, pulp and lumber in North America.

     It has an annual production capacity for coated groundwood paper of 492,000 tons. The Corporation also has an NBSK facility with an annual capacity of 235,000 tonnes, an integrated groundwood pulp facility with an annual capacity of 123,000 tonnes and lumber operations with an annual capacity of 58 million board feet, which produce dimension lumber products.

     Basis of financial statement presentation and going concern assumption These consolidated financial statements include the accounts of
Repap Enterprises Inc. ("Repap" or "the Corporation") and its wholly-owned subsidiaries Repap New Brunswick Inc. ("Repap New Brunswick"), Repap Marketing Inc. ("Repap Marketing") and Repap Technologies Inc. ("Repap Technologies").

     These consolidated financial statements also include, presented as discontinued operations, the accounts of Alcell Technologies Inc. ("Alcell"), Alcell Forest Products Inc. ("Alcell Forest Products"), Repap USA Inc. ("Repap USA"), Repap Sales Corporation ("Repap Sales"), Repap Wisconsin, Inc. ("Repap Wisconsin"), Repap Manitoba Inc. ("Repap Manitoba"), and Repap British Columbia Inc. ("Repap British Columbia"). (See Notes 2 and 17).

     The consolidated financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

     The Corporation's revolving credit facility of $77.6 million matures in 1999, $10 million in May 1999 and $67.6 million in October 1999. Additionally, during 1996 and 1997, the Corporation's continuing operations did not generate sufficient cash flow to cover operating costs and to fund investments in working capital and additions to fixed assets. The Corporation also incurred operating losses during 1998, and as at December 31, 1998, has a net deficit in shareholders' equity of $110.8 million. Repap is currently negotiating with the lenders of its revolving credit facility and is also currently considering other financing alternatives to replace its existing revolving credit facility.

     The Corporation's ability to continue as a going concern is dependent upon its ability to refinance the revolving credit facility at its maturity, achieving profitable operations and upon generating positive cash flow from operations. While the Corporation did achieve positive cash flow from continuing operations during 1998, the outcome of these matters cannot be determined with certainty at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

     Note 2    Significant Activities

     Discontinued operations and related activities

     In July 1996, Repap engaged investment advisors to explore strategic alternatives available to Repap in maximizing shareholder value.

     On March 3, 1997 the Corporation and other parties entered into a Restructuring and Settlement Agreement (the "Restructuring Agreement"). Pursuant to the Restructuring Agreement, Repap British Columbia and its subsidiaries agreed to seek protection from their creditors by applying for an order staying all of their creditors under the Companies' Creditors Arrangement Act (Canada). An order was granted by the Supreme Court of British Columbia on March 3, 1997. As part of the Restructuring Agreement the lenders to Repap British Columbia were granted an option to acquire all of the shares of Repap British Columbia for a nominal amount. On March 27, 1997, they exercised their right to purchase all of the shares of Repap British Columbia. The sale of the shares of Repap British Columbia resulted in a loss from discontinued operations of $115.2 million for the year ended December 31, 1997. (See Note 17).

     On July 18, 1997 a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the issued and outstanding shares in the capital of Repap Manitoba. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness.

     The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997 (See Note 17).

     On September 25, 1997, the shareholders of the Corporation passed a resolution approving the sale to Consolidated Papers Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of US$227 million. The sale of the shares to Consolidated Papers Inc. resulted in a gain from discontinued operations of $217.2 million for the year ended December 31, 1997 (See Note 17).

     On February 20, 1998, Repap concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a joint venture between Tembec Inc. and the Aditya Birla Group of India for the sale of all of the shares of Alcell Forest Products which owned the magnefite pulp mill located in Atholville, New Brunswick.

     In conjunction with the sale of Alcell Forest Products, Repap agreed to settle the $37 million secured bank loan of Alcell Forest Products, guaranteed by the Province of New Brunswick with a recourse back to Repap, with a cash payment of $12 million. The balance of $25 million was satisfied with a fifteen year $5 million 6.75% promissory note from Repap to the Province and the transfer of 10,000, $10 million par value Class B shares of AV Cell to be received as part of the purchase price (see Notes 7 and 17).

[REPAP LOGO]

     Financing activities

     On April 30, 1998, Repap New Brunswick amended its operating credit agreement with The Toronto-Dominion Bank and ABN Amro Bank Canada to provide for an operating facility of $102 million, a swing line facility of $3 million (together the "Base Facility") and a term facility of $15 million (the "Term Facility"). The Base Facility, secured by a first priority claim on receivables and inventories, matures October 31, 1999 and the Term Facility, secured by a second priority claim on receivables and inventories, matures May 22, 1999. During 1998, the Term Facility was reduced from $15 million to $10 million pursuant to terms and conditions under the operating credit agreement.

     On May 15, 1998, Repap entered into a Purchase Agreement with Enron Capital and Trade Resources Corp. ("Enron") for the issue of US$45 million, 6% Convertible Subordinated Debentures due 2005. The proceeds of the issue and cash on hand were used to redeem at par $75 million, 9%, Convertible Redeemable Subordinate Debentures due June 1998 (see Note 12).

     On June 1, 1998, Repap New Brunswick completed the issue of 9% first priority fixed rate senior secured notes in the aggregate amount of US$200 million and closed first priority floating rate senior secured loans in the amount of US$120 million, together maturing June 1, 2004. The net proceeds were used to repay in full the outstanding US$150 million first priority floating rate senior secured notes due 2000 and to repurchase, including premiums, US$149.8 million first priority fixed rate senior secured notes due 2000 (see
Note 7).

     On April 14, 1997, Repap New Brunswick's secured lenders increased the amount of borrowings under its revolving credit facility by $20 million. Committed revolving credit facilities from continuing operations aggregated approximately $150 million as at December 31, 1997 of which $97.5 million was drawn and $16.1 million was available to be drawn.

     On August 1, 1997, the Corporation repaid its US$130 million 8.5% convertible debentures through the issuance of 619,023,800 common shares (See
Note 11).

     On September 30, 1997, the Corporation repaid amounts due under the Standby Loan Agreement and US$64 million to Ferrostaal AG, representing payment in full.

     Note 3    Significant Accounting Policies

     (a)  Short-term deposits

     Short-term deposits consist of term deposits with banks and other financial institutions, renewable on a daily to weekly basis.

     (b)  Investments

     Investments in which the Corporation has significant influence are accounted for on the equity basis. Other investments are accounted for at cost. As at December 31, 1998, none of these investments had a quoted market value.

     (c)  Inventories

     Logs, chips and supplies are valued at the lower of cost, determined primarily on a weighted average basis, and replacement cost. Coated paper, pulp and lumber are valued at the lower of cost, determined on a weighted average basis, and net realizable value.

     (d) Fixed assets and leases, depreciation and amortization

     Fixed assets are recorded at cost. Cost includes all costs associated with the acquisition or construction of the related asset, including interest on indebtedness and start-up costs related to assets under construction. Interest and start-up costs are capitalized until the asset is ready for its intended use. Assets under construction are reflected in construction in progress until they are ready for their intended use. Intended use is reached when certain objectives have been met such as production operating rates, operating efficiency parameters, development of product grades and product quality standards. Depreciation, which begins when construction is completed and start-up begins, is provided over the estimated useful lives of the assets, using straight-line and unit-of-production methods, at the rates set out below:

Buildings                 straight-line over 25 to 40 years
Machinery and equipment   straight-line over 20 to 35 years, and
                          unit-of-production over 20 to 35
                          years' estimated production
Automotive and sawmill    straight-line over 5 to 15 years
equipment
Office equipment          straight-line over 5 to 10 years
Roads                     straight-line over 10 to 20 years
Crown rights              straight-line over 25 years

     Leases which transfer substantially all of the risks and rewards of ownership are capitalized and are depreciated on the same basis as purchased fixed assets.

     (e) Income taxes and investment tax credits recoverable

     Income taxes are accounted for on the tax allocation basis. Investment tax credits are accounted for under the cost reduction method and are recorded as deferred credits. Such credits are recognized in the accounts when earned and when there is reasonable assurance of their realization. They are amortized to income on a basis consistent with the depreciation method used for the related fixed assets. When reasonable assurance of their realization no longer exists, investment tax credits recoverable are charged against the related deferred credits, to the extent such deferred credits are available, with the excess charged to income.

     The amounts recorded for income tax benefits and investment tax credits recoverable are based on estimated future earnings.

     (f) Foreign currency translation

     Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange prevailing at the year-end. Other foreign currency transactions are translated into Canadian dollars at rates of exchange in effect when the transactions were entered into.

     Exchange gains and losses arising from the translation of unhedged monetary assets and liabilities with terms in excess of one year are deferred and amortized over the life of these assets and liabilities.

     When a future revenue stream is hedged by a monetary liability, the revenue amount included in the determination of net income of future periods is adjusted as a result of the foreign currency amount being translated at the exchange rate in effect when the revenue stream was identified as a hedge. The difference arising due to cash received being translated at current rates is offset against the deferred amount relating to the hedged monetary liability. The Corporation has put into place a revenue stream hedge commencing July 1, 1992.

     Other exchange gains and losses arising from the translation of foreign currency items are included in the determination of net income for the year.

     (g) Other assets and amortization

     Charges related to obtaining debt financing are deferred and amortized on a straight-line basis over the duration of the financing. Other deferred costs are deferred and amortized over the periods benefited.

     Goodwill is amortized using the straight-line method over periods not exceeding 30 years. The Corporation evaluates the carrying value of goodwill for possible impairment on an annual basis. This evaluation considers operating trends and other relevant factors. Based upon its most recent analysis, the Corporation believes that no impairment of goodwill exists at December 31, 1998.

     (h) Government grants Government grants are recorded in the accounts when there is reasonable assurance that the Corporation has complied with, and will continue to comply with, all conditions necessary to obtain the grants.

     The non-repayable grants are deferred and amortized on the same basis as that on which the related assets are depreciated or amortized.

[REPAP LOGO]

     (i)  Pension costs and obligations

     The projected benefit obligation is calculated using the projected benefit method prorated on services. The transition gains, obligations and other adjustments are amortized to income on a straight-line basis over the expected average remaining service life of the plan participants. The plan assets are measured at their market-related values.

     The cost of the defined benefit plans reflects management's best estimates of the pension plans' expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. Accordingly, these costs are subject to measurement uncertainty, and the impact on the financial statements of future periods may be material.

     (j)  Revenues and net sales

     Revenues are recognized when goods are shipped and title has passed to the customer. In arriving at net sales, revenues are reduced by commissions, discounts and freight.

     (k)  Earnings (loss) per share

     Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the period. Where common shares have been issued on the conversion of debt, adjusted basic earnings (loss) per share are calculated as though the conversion had taken place at the beginning of the period. Fully diluted earnings (loss) per share are calculated taking into consideration the effect of the actual and potential conversion of convertible debentures and the exercise of stock options.

     (l)  Financial Instruments

     The Corporation uses forward contracts to manage exposures to fluctuations in foreign currency exchange rates and the prices of paper, pulp and oil. The Corporation does not hold or issue financial instruments or derivative financial instruments for trading purposes.

     Gains and losses on forward contracts for the sale of pulp and paper are not recognized until reflected in sales revenues when the related production is sold. The Corporation's policy is to hedge between 20% and

80% of future US Dollar revenue streams with foreign exchange forward contracts of varying terms normally not exceeding one year. Gains and losses on foreign exchange forward contracts are recognized as the contracts mature.

     Note 4    Inventories

DECEMBER 31                                  1998       1997
Raw Materials                                $22.8      $23.1
Work in process                                1.0        1.0
Finished goods                                16.8       19.2
Supplies                                      25.9       22.6
                                             $66.5      $65.9

     Raw materials include chemicals, chips and logs used in the production of pulp, paper and lumber. Work in process and finished goods include pulp, paper and lumber.

     Note 5    Deferred Charges, Goodwill and Other

DECEMBER 31                                   1998       1997
Goodwill                                     $30.3      $30.3
Deferred:
 Foreign exchange loss                       180.2      127.5
 Financing charges                            51.7       37.6
 Pension costs and other                      14.1       11.4
                                             276.3      206.8
Less accumulated amortization                (88.9)     (58.4)
                                            $187.4     $148.4

     Note 6    Fixed Assets

                                         Accumulated
DECEMBER 31, 1998              Gross     Depreciation     Net
Land                            $2.9         $--          $2.9
Buildings                      232.2        67.9         164.3
Machinery and equipment      1,155.4       368.0         787.4
Roads                           22.7        11.3          11.4
Crown rights                     1.6         1.0           0.6
                             1,414.8       448.2         966.6
Construction in progress        13.4          --          13.4
                            $1,428.2      $448.2        $980.0

                                         Accumulated
DECEMBER 31, 1997              Gross     Depreciation     Net
Land                            $2.9         $--          $2.9
Buildings                      232.4        61.3         171.1
Machinery and equipment      1,141.6       327.6         814.0
Roads                           21.3         9.8          11.5
Crown rights                     1.6         0.9           0.7
                             1,399.8       399.6       1,000.2
Construction in progress         8.5          --           8.5
                            $1,408.3      $399.6      $1,008.7

     Note 7    Long-Term Debt and Revolving Credit Facility

DECEMBER 31,                   1998
                             US Dollar
                             Component
                               in US     Maturity
                              Dollars      Date       1998      1997
 Repap New Brunswick-
First priority senior           $--        2000        $--    $214.4
secured notes, LIBOR +3.25%
First priority senior           0.2        2000        0.3     214.4
secured notes, 9.875%
First priority senior         120.0        2004      183.7        --
secured loans, LIBOR +3.75%
First priority senior         200.0        2004      306.1        --
secured notes, 9%
Second priority senior        350.0        2005      535.7     500.2
secured notes, 10.625%
Revolving credit facility;     41.0        1999       77.6      97.5
LIBOR +2.25% CDN prime
+3.25%
Long-term purchase               --     1999-2003      1.7       2.4
agreements, 4.30% - 10.1%
                                                   1,105.1   1,028.9

 Alcell Forest Products -
Loan bearing interest at                   1998         --      37.0
Canadian prime

 Repap (parent company) -
Promissory note (Note 17)                  2013        5.0        --
Debt component of 9%                       1998         --       3.3
convertible debentures
(Note 12)
Debt component of 6%           34.7        2005       53.1        --
convertible debentures
(Note 12)
                                                      58.1       3.3
Total debt and revolving
credit facility                                   $1,163.2  $1,069.2

[REPAP LOGO]

     The long-term debt and revolving credit facility are classified on the balance sheet as follows:

DECEMBER 31                                    1998       1997
Revolving credit facility                       $77.6     $97.5
Current portion of long term debt                 1.0      70.4
Long term debt                                1,084.6     901.3
                                             $1,163.2  $1,069.2

     As at December 31, 1998, the Canadian prime, US prime and LIBOR rates were 6.75% (1997: 6%), 7.75% (1997: 8.5%) and 5.07% (1997: 5.83%),
respectively.

     Scheduled principal maturities of long-term debt, including the revolving credit facility, for the next ten years, are as follows:

     1999 -  $78.6               2004 -       $489.8
     2000 -   $0.7               2005 -       $588.8
     2001 -   $0.2               2006 -          $--
     2002 -   $0.1               2007 -          $--
     2003 -    $--               thereafter-    $5.0

     During 1998 and 1997, the Corporation was involved in significant financing and refinancing activities, as described in Note 2.

     Substantially all of Repap New Brunswick's assets collateralize the debt and revolving credit facility. A significant portion of the Corporation's long-term debt for 1998 and 1997 was denominated in US dollars. The December 31 exchange rates used were 1.5305 for US$1.00 (1997-$1.4291 for US$1.00).

     The debt agreements restrict the incurrence of additional debt, the payment of dividends on and redemption of Repap New Brunswick's capital stock, the redemption of certain of Repap New Brunswick's subordinated obligations, the sale of assets and subsidiaries' stock, certain transactions with affiliates, the creation of liens and sales leaseback transactions. The debt agreements also prohibit certain restrictions on distributions from subsidiaries; restrict Repap New Brunswick from merging; and place certain limitations on asset disposition.

     Note 8    Grants

     The Corporation has earned grants in respect of eligible expenditures, a portion of which is repayable.

     The repayable portion, including consumer price index adjustments, amounted to $22.4 million as at December 31, 1998 (1997 - $27.7 million) and the estimated current portion as at December 31, 1998 was $6.6 million (1997 - $5.3 million). The repayable portion is due at varying dates under varying methods as follows: (i) $1.5 million (1997 - 1.5 million) on March 1, 1999, plus interest at 8% (1997 - 6.5%) thereon; (ii) $7.3 million (1997 - $10.0 million) on a quarterly basis at a rate of 1% of net sales on the A-1 Coated Paper Mill for the immediately preceding quarter; and (iii) $13.0 million (1997 - $14.7 million) is repayable in equal monthly installments plus accrued interest at 6.75% (1997 - 6.75%) per annum at the rate of $2 million in 1999 and 2000, $3 million in 2001 and 2002, with the remaining balance due on December 31, 2002.

     In 1988 the Corporation entered into a Contribution Agreement with the Government of Canada and in 1993, Alcell entered into Research and Development Contribution Agreements with the Government of Canada. The combined agreements provided up to $56.6 million in repayable grants in conjunction with the construction of an Alcell plant in New Brunswick.

     During 1997, as a result of the Corporation's decision to discontinue the operations of Alcell and as a result of renegotiated agreements with the Government of Canada, the grants of $56.6 million which had previously been recorded in the Corporation's consolidated balance sheet were written off and accounted for as a reduction in the loss from discontinued operations of Alcell for the year ended December 31, 1997 (see Note 17).

     Note 9    Investment Tax Credits Recoverable

     The Corporation has available investment tax credits of $127.8 million (1997 - $135.7 million), none of which are recognized in the accounts in 1998 (1997: $35.5 million).

     The tax credits are available to reduce income taxes payable in the future years and expire as follows:

          1999       $91.7
          2000        16.2
          2001         1.0
          2002         3.0
          2003         5.1
          2004         4.5
          2005         2.7
          2006         1.4
          2007         1.3
          2008         0.9
                    $127.8

     In accordance with Canadian generally accepted accounting principles, investment tax credits amounting to approximately $35.5 million (1997 - $104.1) were credited against the related deferred credits, with no impact on the results of operations during 1998.

     Note 10   Non-Controlling Interest (see Note 17)

DECEMBER 31                                    1998       1997
Non-cumulative, redeemable preferred shares
of Alcell Forest Products                       $--      $14.3

        During 1998, a gain of $14 million has been credited to the deficit as a result of the sale of the shares of Alcell Forest Products Inc.

     Note 11   Share Capital

Authorized-
     Common Shares:
     Unlimited Common Shares carrying one vote each.

     Preferred Shares:
     Unlimited Preferred Shares issuable in Series, of which 400,000 Non-Voting Preferred Shares, Series A, 280,000 Non-Voting Preferred Shares, Series C, 316,397 Non-Voting Preferred Shares, Series D, 900,000 Non-Voting Preferred Shares, Series E and 400,000 Non-Voting Preferred Shares, Series F were created and issued. Preferred Shares, Series C have a non-cumulative annual dividend of 8% and are redeemable by the Corporation at any time for $25 per share together with all declared and unpaid dividends. Preferred Shares, Series F have a non-cumulative annual dividend of 7%, in priority to shares of any other class or series of the Corporation, except Preferred Shares, Series A, are redeemable by the Corporation at any time for $25 per share together with all declared and unpaid dividends, and rank ahead of any other class or series of shares of the Corporation except Preferred Shares, Series A, on dissolution or wind-up.

[REPAP LOGO]

Issued and Outstanding -

DECEMBER 31                                1998      1997     1996
Common Shares:
Beginning of year:                       $640.4    $483.3   $483.3
Shares issued:
 (1998: 1,000,000)                          0.2     157.1       --
 (1997:  619,023,800)
 (1996:  12,360)
End of year:
Shares outstanding:
 (1998: 743,460,637)
 (1997: 742,460,637)
 (1996: 123,436,837)
Total common shares, end of year         $640.6    $640.4   $483.3

DECEMBER 31                                1998      1997     1996
Preferred Shares:
Preferred Shares, Series A -
Beginning of year:                          $--     $10.0    $10.0
Redemption and cancellation                  --     (10.0)      --
End of year:
 (1996: 400,000 shares)                      --        --     10.0

Preferred Shares, Series C-
Beginning and end of year:
 (1998, 1997 & 1996: 240,000 shares)        6.0       6.0      6.0
Preferred Shares, Series F-
Beginning and end of year:
 (1998, 1997 & 1996: 400,000 shares)       10.0      10.0     10.0
Deduct -
Preferred shares held by Repap Wisconsin     --        --    (10.0)
Total Preferred Shares, end of year       $16.0     $16.0    $16.0

                                           1998      1997     1996
Weighted average number of shares (in
thousands) used in the calculation of
basic earnings (loss) per share           742,713  381,222  123,432
Basic earnings (loss) per share            $(0.07)  $(0.17)  $(3.99)
Adjusted basic earnings (loss) per share       --    (0.07)      --
Fully diluted earnings (loss) per share    $(0.07)  $(0.17)  $(3.99)

     On August 1, 1997, 619,023,800 Common Shares were issued in connection with the conversion of 8.5% US$130 million Convertible Redeemable Subordinate Debentures (see Note 12). During 1998, 1,000,000 Common Shares (1996: 12,360 Shares) were issued in connection with the exercise of stock options for cash proceeds of $0.2 million.

     The values assigned to the Corporation's shares for accounting purposes differ from the corresponding amounts for legal and income tax purposes.

     The Officers, directors and certain employees of the Corporation have options to purchase up to 64.7 million Common Shares in the capital of the Corporation. 1.7 million of these options had been issued prior to 1997 and are exercisable at prices in excess of $4.00. During 1997, 61 million were issued at $0.235. During 1998, 2 million options were granted with an exercise price of $0.235 and one million were granted at an exercise price of $0.335. 23 million of the options granted in 1997 and 1998 to "non-insiders" were repriced in January 1999 to $0.08. All options are now fully vested and may be exercised immediately.

     Changes in shares under option are summarized as follows:

                                           1998      1997     1996
                                          (In Thousands of Shares)
Outstanding - beginning of year           63,165     6,656    4,508
Granted                                    3,000    61,000    2,136
Exercised                                 (1,000)        0      (12)
Expired or cancelled                        (425)   (4,491)      24
Outstanding - end of year                 64,740    63,165    6,656

Shares under exercisable options
-end of year                              64,740    63,165    6,656
------------------------
See Note 12 for details of the conversion option for convertible debentures.

     On August 8, 1996, the Corporation entered, in connection with the Standby Loan Agreement, into a warrant indenture providing for the creation and issue of 926,250 Series A Warrants, 471,250 Series B Warrants and 227,500 Series C Warrants, which entitled the holders thereof to purchase Common Shares at the rate of one Common Share for one Warrant. In connection with the repayment of the Standby Loan Agreement as described in Note 2, all of the warrants were surrendered and cancelled.

     During 1989, the shareholders of the Corporation approved an Employee Share Ownership Plan (the "Plan") available to all employees with a minimum of six months of consecutive service. Under the terms of the Plan, the Corporation contributed an amount equal to 30%, over a three-year period, of the amount of contributions of each employee, net of withdrawals. This plan was terminated in December 1996.

     Note 12   Convertible Debentures

DECEMBER 31                                       1998      1997
9% Convertible Redeemable Subordinate
Debentures due 1998                                $--     $75.0
6% Convertible Subordinated Debentures due 2005
(US$45 million)                                   68.3        --
 Total                                           $68.3     $75.0
Total convertible debentures are classified on
the balance sheet as follows:
 Current portion of long-term debt and repayable
grants (Note 7)                                    $--      $3.3
 Long term debt (Note 7)                          53.1        --
 Other paid-in capital                            15.2      71.7
     Total                                       $68.3     $75.0

 - The 9% Convertible Redeemable Subordinate Debentures were repaid in full on June 15, 1998 through the issuance of new 6% Convertible Subordinated Debentures and cash on hand.
 - The 6% Convertible Subordinated Debentures mature June 30, 2005. They are convertible into common shares at the option of the holder on the business day prior to maturity at US$0.35 per share.
 - On August 1, 1997, the Corporation repaid its US$130 million 8.5% convertible debentures through the issuance of 619,023,800 Common Shares (see Note 11).

[REPAP LOGO]

Note 13   Income Taxes

     The following summarizes the Corporation's income tax provisions on earnings of its continuing operations:

YEARS ENDED DECEMBER 31                    1998     1997      1996
Loss from continuing operations before
income taxes                             $(66.3)  $(135.3)  $(91.3)
Income taxes:
 Current                                    2.1       2.0      2.5
Loss from continuing operations          $(68.4)  $(137.3)  $(93.8)

The Corporation's effective income tax rates are as follows:

YEARS ENDED DECEMBER 31                    1998     1997      1996
Federal income tax rates                   38.0%    37.5%     36.3%
Provincial income tax rates                 6.1      6.1       3.8
Unrecognized income tax benefit on
losses                                    (37.5)   (38.5)    (33.2)
Other                                      (9.8)    (6.6)     (9.6)
                                           (3.2%)   (1.5%)    (2.7%)

     The Corporation and its continuing subsidiaries have incurred $268.5 million of accounting losses (1997: $228.6 million) on which income tax benefits of approximately $105.0 million (1997: $88.4 million) have not been recognized in the accounts.

     The Corporation and its continuing subsidiaries have available net operating loss carryforwards for income tax purposes of approximately $319.9 million and investment tax credits of approximately $127.8 million. These potential deferred income tax benefits are available to be carried forward and applied against income tax in future years and expire between 1999 and 2008.

     Also, the Corporation and its continuing subsidiaries have available capital loss carryforwards for income tax purposes of approximately $148.2 million on which income tax benefits have not been recognized in the accounts.

Note 14   Interest Expense

Interest expense comprises the following:
YEARS ENDED DECEMBER 31                    1998     1997      1996
Interest on short-term borrowings          $0.8     $2.1      $3.8
Interest on long-term debt and
convertible debentures                    110.7    115.8     109.2
                                         $111.5   $117.9    $113.0

Note 15   Depreciation and Amortization

YEARS ENDED DECEMBER 31                    1998     1997      1996
Depreciation and amortization expense
comprises the following:
Depreciation of fixed assets              $49.7    $48.5     $44.4
Amortization of other assets               24.8     19.5      6.5
Amortization of investment tax credits     (4.7)    (9.8)     (9.1)
Amortization of non-repayable government
grants                                     (1.0)    (1.0)     (0.8)
                                          $68.8    $57.2     $41.0

Note 16   Unusual Items

     During 1998, $46.4 million was charged to operating results in connection with the issue by Repap New Brunswick of senior secured notes and loans in the aggregate amount of US$320 million. Charges to Unusual Items included deferred foreign exchange losses, deferred financing costs and early redemption premiums related to the indebtedness repaid from proceeds.

Note 17   Discontinued Operations (see Note 2)

     a)  Alcell:

     Alcell developed the proprietary ALCELL pulping process and related co-products in a small-scale demonstration facility located in Miramichi, New Brunswick. In December 1994, Alcell Forest Products, a wholly-owned subsidiary of Alcell, was incorporated to acquire a magnesium-bisulphite pulp mill in Atholville, New Brunswick from a third party with a view to eventually converting it into a pulp mill employing the ALCELL process. In 1995, the Corporation decided to commission the acquired mill using the magnesium-bisulphite process.

     In March 1996, the magnesium-bisulphite pulp mill in Atholville and the ALCELL demonstration facility in Miramichi, New Brunswick were shut down indefinitely due to market conditions. In March 1997, management determined that the magnesium-bisulphite pulp mill in Atholville and Alcell would be put up for sale. The Corporation has been unable to sell Alcell and efforts to do so have ceased.

     The results of Alcell have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results are summarized as follows:

YEARS ENDED DECEMBER 31                    1998     1997      1996
Revenues                                    $--     $0.1      $3.3
Income (loss) from operations before
income taxes and gain on settlement of
government grant                           (1.5)   (15.2)   (315.4)
Gain on settlement of government grant
(Note 8)                                     --     56.6        --
Gain on disposition of Alcell Forest
Products                                   20.0       --        --
Provision for income taxes                   --      0.1       0.4

Income (loss) from operations before the
following                                  18.5     41.3    (315.8)
Provision for future losses                (1.5)    (4.3)       --

Income (loss) from discontinued
operations                                $17.0    $37.0   $(315.8)

[REPAP LOGO]


     In December 1996, a provision of $305.5 million was recorded against income on the ALCELL assets as their recovery could no longer be regarded as assured considering the lack of adequate resources available or expected to be available to complete the commercialization of the ALCELL technology.

     The assets and liabilities of Alcell included in the consolidated balance sheets are as follows:

DECEMBER 31                                  1998        1997
Assets
Working capital assets                       $0.1        $0.6
Total assets                                  0.1         0.6
Liabilities and capital sources               1.7         4.8
Working capital liabilities
Long-term debt, repayable grants and
other liabilities                              --        37.0
Non-controlling interest                       --        14.3
Total liabilities and capital sources         1.7        56.1
Net liabilities                             $(1.6)     $(55.5)

     On February 20, 1998 the Corporation concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a non-related party, for the sale to AV Cell of all the shares of Alcell Forest Products, which owed the magnefite mill, located in Atholville, New Brunswick. In conjunction with the sale of Alcell Forest Products, the Corporation agreed to settle the $37.0 million secured bank loan of Alcell Forest Products guaranteed by the Province of New Brunswick with a recourse back to the Corporation with a cash payment of $12.0 million. The balance of $25.0 million was paid to the lender by the Province of New Brunswick under its guarantee. The $25.0 million which was then due to the Province of New Brunswick by the Corporation under its guarantee was satisfied with a fifteen year $5.0 million, 6.75% promissory note (the "Note") from the Corporation to the Province of New Brunswick and the transfer of the 10,000 $10.0 million par value class B Preferred Shares (the "Shares") of AV Cell received for the sale of Alcell Forest Products. Accordingly, the Corporation recorded a $20.0 million gain on the settlement of this debt and related government assistance, which has been reflected in income from discontinued operations. In addition, expenses related to Alcell Technologies totaled approximately $3.0 million in 1998 and were reflected in income from discontinued operations. In management's opinion, it is unlikely that material amounts will be required to be paid under the contingent interest, dividend, and share repurchase agreements described below.

     The Note is repayable in 2013. Early repayments of one tenth of the principal amount of the notes are required in years following the tenth anniversary of the note in which year the average Northern Bleached Softwood Kraft pulp ("NBSK") price is equal to or in excess of US$900 per metric ton during the four consecutive calendar quarters in that year. Interest on the Note shall accrue and be payable only in calendar quarters in which the average NBSK price for the two previous consecutive quarters is in excess of the US$750 per metric ton.

     The Shares carry a non-cumulative quarterly dividend at a rate of up to 1.6875% payable by AV Cell only if the price of the NBSK pulp is at or above US$900 per metric ton for three consecutive quarters. The Shares are redeemable at par by AV Cell at any time and there is a retraction privilege exercisable by the Province of New Brunswick on the fifteenth anniversary. The redemption or retraction can be paid in either cash or AV Cell Common shares, at the lower of book or market value. The Corporation is obliged to make payments to the Province of New Brunswick equal to the quarterly dividend otherwise due on the Shares provided that the average NBSK price is greater than US$750 per metric ton for the two previous consecutive quarters and less than US$900 per metric ton for the three previous consecutive quarters in constant dollar terms.

     The Corporation will purchase from the Government of New Brunswick 1,000 shares for $1,000 in each of the years following the tenth anniversary but prior to the fifteenth anniversary for each of the years in which the average NBSK price is equal to or greater than US$900 per metric ton for each of the calendar quarters in constant dollar terms in that year less the amount of Shares redeemed by AV Cell in that year.

     b)  Repap British Columbia

     As described in Note 2, on March 3, 1997, Repap British Columbia entered into a restructuring and settlement agreement with its secured lenders. On March 27, 1997, the Westcoast Lenders exercised their right to purchase all of the shares of Repap British Columbia for a nominal amount. The results of Repap British Columbia as well as the loss on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

YEARS ENDED DECEMBER 31                       1997       1996
Revenues                                     $71.6     $422.2
Earnings (loss) from operations before
income taxes                                 (28.0)    (104.6)
Provision for (recovery of) income taxes      (0.1)      (1.5)
Income (loss) from operations                (27.9)    (103.1)
Loss on disposition of discontinued
operations                                   (87.3)        --
Loss from discontinued operations          $(115.2)   $(103.1)

     c)  Repap Manitoba

     On July 18, 1997, a Stock Purchase Agreement was entered into between the Corporation and Tolko for all of the issued and outstanding shares in the capital of Repap Manitoba of net proceeds of $34.5 million.

     The results of Repap Manitoba as well as the loss on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

YEARS ENDED DECEMBER 31                       1997        1996
Revenues                                     $96.0      $164.3
Earnings before income taxes                   6.0        15.7
Provision for income taxes                     0.2         0.5
Income from operations                         5.8        15.2
Loss on disposition of discontinued
operations                                   (71.0)         --
Income (loss) from discontinued operations  $(65.2)      $15.2

     d)  Repap USA:

     On September 25, 1997, shareholders of Repap passed a resolution approving the sale to Consolidated Papers, of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin exclusive of certain assets of Repap USA. This transaction closed on September 30, 1997 and provided US$227 million of net proceeds.

     The results of Repap Wisconsin as well as the gain on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and gain on disposition are summarized as follows:

YEARS ENDED DECEMBER 31                       1997        1996
Revenues                                    $513.3      $581.9
Earnings before income taxes                   8.2        (4.0)
Provision for income taxes                     1.0        (9.5)
Income from operations                         7.2         5.5
Gain on disposition of discontinued
operations                                   210.0          --
Income from discontinued operations         $217.2        $5.5

     Note 18   Contingencies

     The Corporation is involved in various cases of litigation. Management is of the opinion, based on information presently available to it, that the eventual outcome of these matters will not have a material adverse effect on the Corporation.

[REPAP LOGO]

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or as some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failures which could effect an entity's ability to conduct normal business operations. Management has developed and is implementing a plan designed to identify and address the expected effects of the Year 2000 Issue on the Corporation. As at December 31, 1998, the Corporation has commenced the identification of computer systems that will require modification or replacement. An assessment of the readiness of third parties such as customers, suppliers and others is ongoing. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     Note 19   Segmented Information: Product Segmentation from
Continuing Operations

     The Corporation has adopted the new guidance on segment disclosures as recommended by section 1701 of the Canadian Institute of Chartered Accountants' Handbook for all public companies with a fiscal year beginning on or after January 1, 1998. These recommendations are consistent with FASB's SFAS 130 on "Disclosures about segments of an enterprise and other related information."

     Reportable Segments

     The Corporation is organized on the basis of its three primary products: high quality coated groundwood paper products, northern bleached softwood kraft pulp, and construction-grade lumber.

     The Corporation has three reportable segments: paper, pulp and lumber. The paper segment derives its revenues from the sale of high quality coated groundwood paper. The Corporation typically produces lighter basis weights comprising grades No. 4 and 5 which are used in high circulation magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. The pulp segment derives its revenues from the sale of northern bleached softwood kraft pulp which is used in the production of tissue, specialty papers, as well as printing and writing papers. The lumber segment produces construction-grade lumber such as 2"x4"s.

     Measurement of Segment Operating Profit before Depreciation and Amortization and Segment Assets

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The only intersegment transaction is the transfer of pulp from the kraft and groundwood mills to the paper mill. This transfer is done at cost, therefore not requiring the elimination of intersegment profit on such transfers.

     Information about Segment Operating Profit before Depreciation and Amortization and Segment Assets:

For the Year Ended and As at December 31, 1998
                                                               Segment
                                      Paper    Pulp   Lumber   Totals
Net sales before intersegment
transfers                            $542.0  $176.9   $20.8    $739.7
Intersegment transfers                   --  (122.3)     --    (122.3)
Net sales                             542.0    54.6    20.8     617.4
Operating profit before depreciation
and amortization                      171.0     9.6     2.5     183.1
Amortization of capital assets and
goodwill                               27.4    14.8     0.7      42.9
Segment assets                        763.3   262.3    10.2   1,035.8
Additions to capital assets             4.2    14.3     0.2      18.7

For the Year Ended and As at December 31, 1997
                                                               Segment
                                      Paper    Pulp   Lumber   Totals
Net sales before intersegment
transfers                            $450.3  $194.2   $25.5    $670.0
Intersegment transfers                   --  (119.5)     --    (119.5)
Net sales                             450.3    74.7    25.5     550.5
Operating profit before depreciation
and amortization                       82.7    14.5     7.1     104.3
Amortization of capital assets and
goodwill                               27.5    13.2     0.5      41.2
Segment assets                        806.9   272.8    10.3   1,090.0
Additions to capital assets             6.9     7.9     0.7      15.5

For the Year Ended and As at December 31, 1996
                                                               Segment
                                      Paper    Pulp   Lumber   Totals
Net sales before intersegment
transfers                            $428.4  $177.4   $20.6    $626.4
Intersegment transfers                   --  (121.1)     --    (121.1)
Net sales                             428.4    56.3    20.6     505.3
Operating profit before depreciation
and amortization                       90.6     8.8     3.4     102.8
Amortization of capital assets and
goodwill                               20.6    12.5     0.5      33.6
Additions to capital assets             4.0    12.1     0.6      16.7

     Reconciliations of Reportable Segment Sales, Operating Profit before Depreciation and Amortization and Segment Assets

Years Ended December 31                1998      1997     1996
Net sales                            $617.4    $550.5   $505.3
Effects of currency hedging            (5.7)    (30.1)   (20.2)
Consolidated net sales               $611.7    $520.4   $485.1
Operating profit before depreciation
and amortization                     $183.1    $104.3   $102.8
Effects of currency hedging            (5.7)    (30.1)   (20.2)
Unallocated administrative expenses    (6.0)    (21.0)      --
Consolidated operating profit before
depreciation and amortization        $171.4     $53.2    $82.6

Assets                                         1998       1997
Total assets for reportable segments        $1,035.8   $1,090.0
Unallocated amounts:
     Cash                                        9.4       43.3
     Accounts receivable                        67.6       75.7
     Inventories                                 0.1        0.3
     Prepaids expenses                           0.3        1.7
     Investments                                16.2       16.8
 Deferred charges, goodwill and other assets
                                               187.4      159.1
     Fixed assets, net                          12.1       11.0
Total Assets                                $1,328.9   $1,397.9


[REPAP LOGO]

Other Significant Items                1998      1997     1996
Total amortization of capital assets $42.9 $41.2 $33.6 and goodwill for reportable segments
Adjustments for unallocated items:
     Amortization of other assets      24.8      15.2      7.1
 Amortization of unallocated fixed
assets                                  1.1       0.8      0.3
                                      $68.8     $57.2    $41.0
Total expenditures for additions to
capital assets for reportable
segments                              $18.7     $15.5    $16.7
Unallocated capital asset additions
related to office and administrative
building and equipment
                                        2.1       0.7      2.6
                                      $20.8     $16.2    $19.3

Geographic Segmentation

                                              Capital Assets and
                         Net Sales                 Goodwill
                 1998      1997     1996       1998       1997
Canada          $87.6    $110.6   $101.8    $1,017.2    $1,045.4
United States   506.1     375.6    318.4          --          --
Europe            4.7      11.9     33.8          --          --
Other            13.3      22.3     31.1          --          --
               $611.7    $520.4   $485.1    $1,017.2    $1,045.4

     Information about Major Customers

     Sales to one customer of the Corporation's coated groundwood paper represents approximately $126.5 (1997 - $84.7, 1996 - $53.3) of the
Corporation's total net sales for the year ended December 31, 1998.

     Note 20   Net Changes in Non-Cash Working Capital

YEARS ENDED DECEMBER 31                 1998     1997     1996
Decrease in accounts receivable         $9.5    $34.8     $6.1
Decrease (increase) in inventories      (0.9)    30.0    (13.7)
Increase (decrease) in accounts
payable and accrued liabilities        (11.7)   (32.2)    14.0
                                       $(3.1)   $32.6     $6.4

     Note 21   Pension Plans

     The Corporation maintains defined benefit final average pension plans which cover certain of its employees. The periodic cost of pension benefits is determined using the projected benefit method prorated on services.

     Pursuant to certain collective agreements, the Corporation also contributes to pension plans for the benefit of some of its employees. These pension plans are administered by the Corporation or jointly with labor unions of which certain of its employees are members, through representative boards of trustees. At December 31, 1998, the Corporation maintains defined contribution plans which cover certain of its employees.

     Net periodic pension expense from operations for plans in 1998, 1997 and 1996 are included in the following components:

                                        1998     1997     1996
Current service cost                    $3.2     $5.4     $5.9
Interest cost on projected benefit
obligation                              10.1     13.9     11.9
Actual return on plan assets           (10.3)   (13.6)   (10.6)
Net amortization and deferral            2.5      2.8      2.4
Net periodic pension expense            $5.5     $8.5     $9.6

     The assumptions used in the majority of the Corporation's plans at December 31, 1998, 1997 and 1996 were as follows:

                                               1998    1997    1996
Weighted average discount rate                 7.55%   8.50%   8.50%
Expected long-term rate of return on assets    8.50%   8.50%   8.50%
Expected long-term rate of increase in wages   4.00%   4.00%   4.00%

     The following table sets forth the funded status for the Corporation's defined benefit plans at December 31, 1998 and 1997:

                       DECEMBER 31, 1998          DECEMBER 31, 1997
                    Plans where  Plans where  Plans where  Plans where
                      Assets     Accumulated    Assets     Accumulated
                      Exceed      Benefits      Exceed       Benefits
                    Accumulated    Exceed     Accumulated     Exceed
                     Benefits      Assets      Benefits       Assets
Actuarial present value of:
Vested and non-
vested benefit
obligation           $(59.8)      $(66.2)      $(72.8)      $(48.4)
Additional benefits
based on wage
projection             (4.5)       (11.0)        (5.2)        (9.5)
Projected benefit
obligation            (64.3)       (77.2)       (78.0)       (57.9)
Plan assets at fair
market value
(primarily listed
stocks and bonds)      66.5         48.6         83.8         33.6
Plan assets in
excess of (less
than) projected
benefit obligation      2.2        (28.6)         5.8        (24.3)
Unrecognized net
liability (asset)
at transition          (1.3)         6.9         (0.5)         7.3
Unrecognized net
(gain) loss             3.3         13.3         (0.8)         9.4
Unrecognized prior
service cost            3.8          6.5          4.9          5.4
Pension asset
(liability)
included in the
consolidated
balance sheets         $8.0        $(1.9)        $9.4        $(2.2)

     Note 22   Generally Accepted Accounting Principles in the United States

     The consolidated financial statements have been prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net income (loss) which would be made in order to conform with US GAAP and the accounting principles and practices required by the SEC.

[REPAP LOGO]

YEARS ENDED DECEMBER 31                         1998      1997      1996
Earnings adjustments:
Loss from continuing operations before
provision for accretion of paid-in
capital in accordance with Canadian GAAP      $(65.5)  $(122.9)  $(74.8)
Adjustments (net of applicable income
taxes):
 Unusual item (1)                               46.4        --       --
 Unrealized loss on translation of long-
term debt (2)                                  (58.6)    (32.9)    (3.3)
 Reversal of revenue stream hedge (2)            5.7      30.1     20.2
 Amortization of investment tax credits (3)      1.3      (5.1)     (7.2)
 Interest expense (4)                           (2.1)    (14.4)    (19.0)
 Loss on foreign exchange forward
contracts (5)                                   (2.1)       --        --
 Other (4)                                      (0.2)       --        --
Income (loss) from continuing operations
before extraordinary items in
accordance with US GAAP                        (75.1)   (145.2)    (84.1)
Extraordinary items, net of related
income taxes (1)                               (23.8)       --        --
Income (loss) from discontinued
operations in accordance with US GAAP (6, 7)     0.2     162.3    (310.3)
Net income (loss) in accordance with US GAAP   (98.7)     17.1    (394.4)
Foreign currency translation adjustments         0.2       7.4        --
Additional minimum pension liability (11)      (20.2)       --        --
Comprehensive income (loss) in accordance
with US GAAP                                 $(118.7)    $24.5   $(394.4)

Basic earnings (loss) from continuing operations per share:
 Before extraordinary items                   $(0.10)   $(0.38)   $(0.68)
 After extraordinary items                    $(0.13)   $(0.38)   $(0.68)
Diluted earnings (loss) per share             $(0.13)   $(0.38)   $(0.68)

Basic earnings (loss) per share:
 Before extraordinary items                   $(0.10)   $(0.04)   $(3.20)
 After extraordinary items                    $(0.13)   $(0.04)   $(3.20)
Diluted earnings (loss) per share             $(0.13)   $(0.04)   $(3.20)

     The following sets out the material differences between the Corporation's balance sheet and statement of changes in financial position components in accordance with Canadian GAAP and US GAAP:

                                             1998               1997
                                        Canada      US     Canada       US
In accordance with GAAP in
Balance sheet components:
Investment tax credits recoverable(3)       --       --       35.5      --
Other assets (2)                         187.4     64.2      148.4     53.8
Accounts payable (4)                     117.8    119.9      129.0    129.0
Long-term debt (4)                     1,031.5  1,031.5      971.7    968.3
Repayable grants and other
liabilities (6, 11)                       21.0     58.0       25.6     25.6
Investment tax credits (3)               108.3    140.6      148.0    146.2
Convertible debentures (4)                53.1     69.7         --     75.0
Other paid-in capital (4)                 15.2       --       71.6       --
Shareholders' equity (deficiency)       (110.8)  (322.0)     (17.3)  (217.3)

                            1998              1997             1996
                       Canada    US     Canada     US    Canada     US
In accordance with
GAAP in Statement of
changes in financial
position components:
Cash provided by (used
in) operating
activities (8)          53.4    (0.4)     (2.2)  (22.6)    (7.1)   (27.0)
Cash provided by (used
in) investing
activities             (40.4)   (8.1)    (16.7)  (16.7)   (22.1)   (22.1)
Cash provided by (used
in) financing
activities (8)         (63.9)  (25.6)   (252.9) (232.5)   133.5    153.4
Cash provided by (used
in) discontinued
operations              17.0     0.2     291.6   291.6   (118.3)  (118.3)
Net increase (decrease)
in cash                (33.9)  (33.9)     19.8    19.8    (14.0)   (14.0)

     Interest paid by the Corporation amounted to $126.8 million in 1998 (1997: $135.4 million; 1996: $173.9 million).

     (1) Under Canadian GAAP, the Corporation expensed the unamortized balances of deferred financing fees and deferred foreign exchange losses as well as certain fees for early repayment of long-term debt, all of which were related to the refinanced US$150 million first priority senior secured notes, LIBOR +3.25% and the US$149.8 million first priority senior secured notes, 9.875%. Under US GAAP the deferred foreign exchange losses were expensed in prior periods, whereas the deferred financing fees and any fees for early repayment are presented as extraordinary items.

     (2) Unrealized gains and losses arising from the translation of foreign monetary assets or liabilities with terms in excess of one year are deferred and amortized over the remaining life of the related debt. Where future revenue streams have been designated as an effective hedge against exchange losses, such losses are deferred without amortization until principal repayments fall due. US GAAP permits neither revenue-stream hedging nor the amortization of foreign exchange gains and losses. Under US GAAP, such gains and losses would be included in income as they arise.

[REPAP LOGO]


     (3) Under Canadian GAAP, the Corporation may continue to recognize earned investment tax credits in situations where investment tax credits recoverable exceed deferred income tax credits when there is reasonable assurance of their realization. US GAAP does not permit the recognition of these investment tax credits unless certain limitations to their recognition are removed.

     (4) Under Canadian GAAP, the liability and equity components of compound financial instruments, such as the Corporations' convertible debentures are included in long-term debt, and shareholders' deficiency respectively and interest costs pertaining to the equity component are accreted directly to long-term debt. Similarly, deferred financing fees related to convertible debentures are allocated to both the debt and equity components, the portion related to the debt component is included in deferred charges, and the remainder is netted against the equity component of the convertible debenture without being amortized. Under US GAAP, the convertible debentures are presented outside shareholders' deficiency, all interest costs are charged to operations, and all deferred financing fees are included in deferred charges and amortized over the term to maturity.

     (5) Under Canadian GAAP, foreign exchange forward contracts can be designed as a hedge of future revenue streams, with the resulting gains and losses on the contracts only charged against operations when the contracts are executed in future periods. US GAAP does not permit revenue-stream hedging and requires such contracts to be specifically designated as hedges of committed future sales in order to qualify for the deferral of unrealized foreign exchange gains and losses. Unrealized gains and losses on all contracts not specifically designated are charged against operations in the current period.

     (6) Under US GAAP, amounts that remain contingently payable to the Province of New Brunswick as described in Note 17 should continue to be recorded as liabilities until the related contingencies are resolved. As a result, under US GAAP, the gain on the settlement of debt included in discontinued operations is restricted to the amount by which the carrying value of the debt, exceeds the total amount contingently payable.

     (7) Under Canadian GAAP, certain project development costs are deferred and amortized over the periods benefited. Under US GAAP, such costs are included in income as incurred. In 1995, the loss from discontinued operations under Canadian GAAP included an unusual charge of $305.5 million, as described in Note 17, which included $89.0 million of deferred development costs charged to income in prior years under US GAAP. Consequently, this amount represents an income adjustment in 1996 to reconcile to the loss from discontinued operations in accordance with US GAAP in 1996.

     (8) In these financial statements, the definition of cash used in the measurement of cash flows includes short-term borrowings. Under US GAAP, changes in short-term borrowings would be excluded from the definition of cash and presented as financing transactions.

     (9) Under US GAAP, the Corporation is required to account for deferred income taxes using the liability method whereby deferred tax assets and liabilities are measured at currently enacted tax rates and valuation allowances are required when it is more likely than not that portions of the deferred tax assets will not be realized.

     The components of the Corporation's deferred tax assets (liabilities), including the valuation allowance, comprise the following:

                                                 1998      1997
Differences between net book value of assets
and liabilities for accounting and income tax
purposes                                       $(11.6)    $(9.2)
Net operating losses                            112.2      97.1
Net capital losses                               23.9      17.6
Net other                                         6.9       3.0
Investment tax credits                             --      21.4
                                                131.4     129.9
Valuation allowance                            (131.4)   (129.9)
                                                  $--       $--

     During 1998, the valuation allowance decreased by $1.5 million (1997: $20.7 million).

     (10) Under Canadian GAAP, distribution costs, which include freight, commissions and discounts, are deducted from revenues in arriving at net sales. Under US GAAP, commission and freight expenses should not be presented as deductions from sales but rather should be treated as expenses. If this presentation had been adopted, net sales and operating expenses would have increased by $52.7 million in 1998, $49.1 million in 1997, and $107.0 million in 1996. This difference in presentation would have had no effect on operating profit (loss) and net income (loss).

     (11) Under US GAAP the Corporation is required to present the changes in both the fair value of pension plan assets and the projected benefit obligation during the year.

                                                 1998      1997
Fair value of pension plan asset
Balance, beginning of year                     $117.2    $102.3
Actual return (loss) on plan assets              (3.2)     10.4
Contributions                                     6.0       7.9

Benefit payments                                 (4.9)     (3.4)

Balance, end of year                           $115.1    $117.2

Projected benefit obligation
Balance, beginning of year                     $144.6    $122.2
Benefit payments                                 (5.8)     (4.4)
Service and interest costs                       16.0      13.3
Assumption changes                                8.6      10.5
Liability (gain) loss                            (0.7)      3.0
Balance, end of year                            162.7     144.6
Less:  Projected salary increase                 18.1      15.8
Accumulated benefit obligation, end of year    $144.6    $128.8

     Under US GAAP, if the accumulated benefit obligation exceeded the fair value of plan assets, an additional minimum liability would be recognized.

     Accounting for Stock-Based Compensation
     SFAS 123, "Accounting for Stock-Based Compensation" allows the choice of accounting for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees", using the intrinsic value approach, and providing supplementary pro-forma net income and earnings per share note disclosure calculated in accordance with SFAS 123, or using the fair value approach established by SFAS 123. In accordance with the


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provisions of SFAS 123, if the Corporation had elected to recognize compensation expense based on the fair value methodology prescribed by SFAS 123, the Corporation's net income and earnings per share would not be significantly different from amounts currently reported using APB 25.

     New Accounting Pronouncements Under US GAAP

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires all derivatives to be recorded on the balance sheet at fair value and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Corporation is studying the application of this new statement and has not yet determined the impact, if any, on its consolidated financial statements. The adoption of this statement is not expected to change the Corporation's business practices. As required, the Corporation plans to adopt this statement upon its applicable effective date in fiscal 2000.

      The AICPA issued Statement of Position 98-5 which requires that the cost of start-up activities be expensed as incurred. This SOP is effective for entities with fiscal years beginning after December 15, 1998. The initial application of this SOP is reported as a cumulative effect of a change in accounting principles. The Corporation has not yet determined the impact of this standard on its consolidated financial statements.

     Note 23   Financial Instruments

     Fair value

     The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

     Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

     Rates currently available to the Corporation for its revolving credit facility with similar terms and remaining maturities are not significantly different from the contractual interest rates disclosed in Note 7. The carrying value for the revolving credit facility is therefore a reasonable estimate of its fair value.



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     Year-end quoted market prices for the Corporation's long-term debt and convertible debentures are used to estimate the fair values presented below. Year-end spot prices are used to value foreign currency forward contracts and commodity forward contracts.

                            December 31, 1998  December 31, 1997
                            Carrying    Fair   Carrying    Fair
                              Value    Value     Value    Value
Financial Assets:
Commodity forward contracts      --      4.7        --       --

Financial Liabilities
Convertible debentures         68.3     68.3      75.0     59.3
Long-term debt              1,025.8    817.9     929.0    909.0
Foreign currency forward
contracts                        --      5.7        --      3.9

     Credit risk
     Sales to one customer, in which the Corporation has an investment in preferred stock, were 21% of net sales during 1998, 16% of net sales during 1997, and 11% of net sales during 1996. Accounts receivable from this customer were $14.0 million at December 31, 1998 and $11.1 million at December 31, 1997. 1997 accounts receivable from two customers were $8.9 and $7.7 million, respectively.

     The Corporation is also exposed to credit risk in the event of non-performance by counter parties in connection with its currency and commodity forward contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by only dealing with financially sound counter parties, and accordingly does not anticipate losses from non-performance.

     Currency risk from continuing operations

     A significant proportion of the Corporation's products are sold in the United States in US dollars, while a large proportion of the Corporation's costs are incurred in Canadian dollars. As a result, the profitability and cash flow of the Corporation are affected by exchange rate fluctuations.

     The Corporation enters into foreign exchange forward contracts to hedge expected future revenues denominated in US dollars. The table below summarizes, by currency, the contractual amounts of the Corporation's foreign exchange forward contracts with one major Canadian financial institution at December 31.

                            1998                             1997
                Nominal                          Nominal
               amount in  Forward  Unrealized  amount in   Forward  Unrealized
                foreign  contracts    gain      foreign   contracts    gain
               currency      $      (loss) $    currency      $      (loss) $
Currency:        $110.0   $162.9     $(5.7)      $109.0     $151.9    $(3.9)
US Dollars           --       --        --          0.7        1.6       --
Pounds
Sterling             --       --        --          0.3        0.2       --
Deutsche Marks   $110.0   $162.9     $(5.7)      $110.0     $153.7    $(3.9)

     Outstanding foreign exchange forward contracts as at December 31, 1998 are scheduled to mature evenly over the period ended January 21, 2000.

     Price risk

     A significant portion of the Corporation's revenues are generated from the sale of high-quality coated groundwood paper and northern bleached softwood kraft pulp. The Corporation also consumes a significant amount of oil in all aspects of the production of coated paper, kraft pulp and lumber.


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



As a result, the profitability and cash flow of the Corporation are affected by market price fluctuations for these commodities.

     During 1998 the Corporation entered into forward contracts for the sale of relatively small amounts of both coated paper and kraft pulp, as well as forward contracts for the purchase of 3% high sulphur oil for a period of approximately two to two and one half years from December 31, 1998 in order to protect against fluctuating market prices. These contracts guarantee the Corporation a fixed price for equal monthly transactions of the nominal amount over the periods of the contracts. At December 31, 1998, the net gain on these contracts to the Corporation was not significant.

     Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting gains on price increases. Forward purchase contracts establish a price for future purchases at the time that they are entered into, thereby limiting the risk of increasing prices but also limiting gains on price decreases.

     The actual gain or loss to be realized on commodity hedging contracts will be determined by the spot price as the contracts mature.

     Note 24   Comparative Figures

     Certain of the comparative figures have been reclassified to conform to the presentation adopted for the current year.





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                     Summary of Selected Financial Data (1)

REPAP ENTERPRISES INC.
MILLIONS OF CANADIAN DOLLARS
EXCEPT PER SHARE DATA AND VOTING SHARES
                                 1998      1997      1996     1995     1994
Operating Data
Revenues from continuing       $683.6    $609.9    $564.0   $724.3   $528.5
operations
Net sales from continuing       611.7     520.4     485.1    657.3    466.7
operations
Operating profit (loss)         102.6      (4.0)     41.6    186.3     (0.6)
Interest expense                111.5     117.9     113.0    108.2     88.4
Unusual items(2)                 46.4        --        --     41.7       --
Income (loss) from continuing   (65.5)   (122.9)    (74.8)    39.3   (104.5)
operations
Income (loss) from               17.0      73.8    (398.2)   121.9     21.2
discontinued operations
Net income (loss)               (51.4)    (63.5)   (492.0)   143.6    (83.3)
attributable to common
shareholders
Average Cdn$/US$ exchange      1.4830    1.3848    1.3636   1.3725   1.3659
rate
Balance Sheet Data
Net fixed assets               $980.0  $1,008.7  $2,284.2 $2,452.0 $2,392.7

Total assets                  1,328.9   1,397.9   3,303.7  3,618.3  3,422.3
Debt (3)                      1,185.6   1,096.8   2,489.8  2,299.6  2,233.9
Shareholders' equity           (110.8)    (17.3)     41.1    514.0    185.8
(deficiency)
Year-end Cdn$/US$ exchange     1.5305    1.4291    1.3696   1.3652   1.4028
rate
Cash Flow Data from
Continuing Operations
Cash flow from operations (4)  $56.5     $(34.8)   $(13.5)  $135.5   $(38.2)
Additions to fixed assets       20.8       16.2      19.3     35.7     18.9
Net additions to (repayments    52.1     (229.4)    105.4     51.0    (68.2)
of) long-term debt
Issue of share capital           0.2      157.1        --     13.2    150.2
Per Share Data (in dollars)
Cash dividends                   $--        $--       $--      $--      $--
Earnings (loss) from:
     -Continuing operations,   (0.09)     (0.36)    (0.76)    0.18    (0.89)
basic
     -Discontinued operations   0.02       0.19     (3.23)    0.99     0.18
     -Total                    (0.07)     (0.17)    (3.99)    1.17    (0.71)
Voting shares (thousands)
Common shares                743,461    742,461   123,437  123,424  121,940




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                                Quarterly Financial Information
REPAP ENTERPRISES INC.
YEARS ENDED DECEMBER 31                (Unaudited, not reviewed)
(MILLIONS OF CANADIAN DOLLARS,        Q1       Q2      Q3      Q4     YEAR
EXCEPT PER SHARE DATA)
1998
Net sales from continuing           $146.9   $151.2  $154.5  $159.1  $611.7
operations
Operating profit                      27.9     28.2    22.5    24.0   102.6
Loss from continuing operations       (0.8)   (48.6)  (11.7)   (7.3)  (68.4)
Net income (loss) attributable to     17.3    (49.0)  (12.3)   (7.4)  (51.4)
common shareholders
Loss from continuing operations
per share
     Basic                              --    (0.07)  (0.02)  (0.01)  (0.09)
     Fully diluted                      --    (0.07)  (0.02)  (0.01)  (0.09)
1997
Net sales from continuing           $123.7   $133.8  $115.6  $147.3  $520.4
operations
Operating profit (loss)               (6.9)     6.1   (24.2)   21.0    (4.0)
Loss from continuing operations      (42.1)   (31.4)  (55.8)   (8.0) (137.3)
Net income (loss) attributable to   (125.9)   (52.2)   65.2    49.4   (63.5)
common shareholders
Earnings (loss) from continuing
operations per share
     Basic                           (0.34)   (0.25)  (0.11)  (0.01)  (0.36)
     Adjusted basic                  (1.02)   (0.42)   0.12    0.03   (0.17)
     Fully diluted                   (1.02)   (0.42)   0.03    0.06   (0.36)
(1) See Note 1 to the Corporation's consolidated financial statements.
(2) See Note 16 to the Corporation's consolidated financial statements.
(3) Includes long-term debt, revolving credit facilities and repayable grants.
(4) Before net change in non-cash working capital.
(5) In August 1, 1997, US$130 million convertible debentures, maturing on that date, were converted into common shares of the Corporation at a formula price of US$0.21 per share, being 95% of the weighted average price of the common shares traded on the Toronto Stock Exchange for the 20 days preceding conversion date. The total number of common shares issued on conversion was 619,023,800.

Price Range and Trading Volume of Common Shares

REPAP ENTERPRISES INC.

Canada (1)
                           High        Low        Close        Volume
                            (in Canadian $ per share)    (000's of Shares)
1998      First Quarter   $0.290     $0.165      $0.275       158,745
          Second Quarter   0.395      0.220       0.240       151,641
          Third Quarter    0.270      0.120       0.133        40,909
          Fourth Quarter   0.150      0.080       0.085       203,312

1997      First Quarter    $4.20      $1.45       $1.55        46,015
          Second Quarter    1.73       0.51        0.57        48,347
          Third Quarter     0.70       0.16        0.265      245,675
          Fourth Quarter    0.285      0.10        0.185      234,034


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United States (1)
                            High       Low         Close       Volume
                            (in Canadian $ per share)    (000's of Shares)
1997      First Quarter    $3.083     $1.031      $1.125       24,693
          Second Quarter     1.25      0.359       0.469       17,726
          Third Quarter     0.531      0.094       0.219       36,114
          Fourth Quarter*   0.219      0.094       0.094       17,985

*From Oct. 1 to Dec. 5 - Repap was delisted on Dec. 5


Liquidity                                           1998        1997
Total Volume (000's of shares)                   554,606     670,689
Canada                                           554,606     574,071
United States                                          0      96,618

Monthly Average Trading
Volume (000's of shares)                          46,217      55,882
Value ($ Millions) (2)                             $9.36       $24.0

Major Shareholders
AS AT FEBRUARY 22, 1999:            Shares (Millions)   Vote (%)

Public Float                            504.3             67.8
EQSF Advisers, Inc.                     139.6             18.8
TD Asset Management                      99.6             13.4
Total (3)                               743.5            100.0

1 1998 High, Low, Close and Volume statistics are for The Toronto Stock Exchange. In Canada, Repap's common shares are traded on The Toronto Stock Exchange and The Montreal Exchange. Until December 31, 1997 Repap's common shares were also traded on The Vancouver Stock Exchange. In the United States, Repap's common shares were traded on The NASDAQ National Market System until December 5, 1997.
2 Based on monthly weighted average share price on The Toronto Stock Exchange (1998: $0.20; 1997: $0.44).
3  No dividends were paid on the common shares in 1998, 1997 and 1996.





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[REPAP LOGO]

                                Glossary
-------------------       ---------------------     ---------------------
Annual Allowable          Groundwood Pulp:          Short Ton or Ton:
Cut:                      A type of                 2,000 pounds.
Average volume of         mechanical pulp
timber which the          produced by               Timber License:
holder of a Forest        grinding.                 A license granted
License or a Tree                                   by a government
Farm License is           Integrated:               providing for the
legally entitled to       Generally refers to       management of a
harvest in a              a company that            portion of public
designated managed        produces the pulp         forest for a period
forest area during        it uses in                of years, and
one year.                 papermaking.  A           providing for the
                          captive pulp              harvesting of a
Basis Weight:             company.                  certain volume of
A measure of paper                                  timber each year.
thickness and             Kraft Pulp:
weight.  The weight       The principal type        Tonne or Metric Ton:
of a ream (500            of chemical pulp,         One metric ton, equal
sheets) of paper of       produced by an            to 1,000 kilograms or
specific length and       alkaline cooking          approximately 2,205
width.                    process and noted         pounds.
                          for its strength.
Board Foot:                                         Wood Pulp:
One square foot of        Lightweight Coated        Wood fibres produced
lumber, one inch          Paper:                    from solid wood for
thick.                    Groundwood coated         use in the production
                          paper in basis            of paper, paperboard
Chemical Pulp:            weights ranging           and other products.
Pulp produced by          from 30 to 45
cooking wood chips        pounds.                   Conversion Table:
in a pressure                                       Imperial    Metric
vessel (digester)         Market Pulp:              Measure     System
in the presence of        Wood pulp produced        1 inch      =2.54
certain chemicals         by one company and                    centrimetres
to remove lignin          sold to another in        1 foot      =0.3048 metre
and other wood            the open market.          1 yard      =0.9144 metre
chemicals.                                          1 mile      =1.6093
                          Mfbm:                                 kilometres
Coated Paper:             One thousand foot         1 acre      =0.4047
Paper which is            board measures                        hectare
coated with clay          (board feet).             1 short ton =0.9072 tonne
and usually                                         1 cubic yard=0.7646 cubic
supercalendered to                                               metre
produce a glossy          Mmfbm:
surface. The paper        One million foot
may be coated on          board measures
only one side or          (board feet).
both sides.
                          Northern Softwood
                          Kraft Pulp:
Coated Paper              Kraft pulp produced
Grades:                   from slow-growing
Paper can be coated       northern softwood
on one side (C1S)         trees which
or two sides (C2S).       commands a premium
C2S is classified         price because it is


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in five "enamel           stronger than
numbers" in terms         southern softwood
of brightness,            pulp.
gloss and pulp
content with No. 1
being the top
grade.  Nos. 1
through 3 and about
one-quarter of No.
4 are freesheet
papers while the
other half of No. 4
and essentially all
of No. 5 are
groundwood papers.

Groundwood Coated
Paper:
A term to describe
paper where a major
component is groundwood
or mechanical pulp. The
chemical pulps such as
kraft are used to
provide sufficient
strength to enable the
paper to run properly
on high-speed paper
machines and printing
presses.



Officers                  Shareholder                   Executive Offices
                          Information
F. Steven Berg            Annual Meeting:               Repap Enterprises Inc.
Chairman                                                300 Atlantic Street
                          The Annual and                Suite 200
Stephen C. Larson         Special Meeting of            Stamford, CT  06901
President and Chief       Shareholders will be          Tel: 203-964-6160
Executive Officer         held Thursday, May 13,        Fax: 203-964-6175
                          1999 at 11:00 a.m. at:
Michelle A. Cormier       Hilton Toronto
Vice President,           Toronto III Room
Finance                   145 Richmond Street West
                          Toronto, Ontario M5H 2L2
Terry W. McBride
Vice President,           Share Information:
General Counsel and
Secretary                 The Corporation's Common
                          Shares are traded on The
* Member of Audit         Toronto Stock Exchange and
Committee                 The Montreal Exchange.
                          The stock market symbol
Operating Management      is RPP.




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Repap New Brunswick       Transfer agent and
David T. Nelligan         registrar:
Vice President and
General Manager           Montreal Trust Company
                          1800 McGill College Avenue
Repap Marketing Inc.      7th Floor
Neil M. Falco             Montreal, Quebec H3A 3K9
President
                          Auditors:

                          Ernst & Young, LLP
                          1 Place Ville Marie,
                          Suite 2400
                          Montreal, Quebec H3B 3M9

                          Solicitors:

                          Canada
                          Stikeman Elliott
                          1155 Rene-Levesque Blvd. West
                          Suite 3900
                          Montreal, Quebec H3B 3V2

                          Gowling, Strathy & Henderson
                          160 Elgin Street, Suite 2600
                          Ottawa, Ontario K1N 8S3

                          United States
                          Sullivan & Cromwell
                          125 Broad Street, 32nd Floor
                          New York, NY 10004

                          Version francaise:

                          Pour obtenir la version
                          francaise de ce rapport,
                          il suffic d'ecrire au:
                          Secretaire
                          Les Entreprises
                          Repap
                          300 Atlantic Street,
                          Suite 200
                          Stamford, CT  06901



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